Registration No. 333-137700

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

PRE-EFFECTIVE

AMENDMENT NO. 1

TO

FORM SB-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CNB Bancorp, Inc.

(Name of Small Business Issuer in its Charter)

Virginia	6021	54-2059214
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

11407 Windsor Blvd.

Windsor, VA 23487

(757) 242-4422

(Address and telephone number of principal executive offices and principal place of business)

Oliver D. Creekmore

CNB Bancorp, Inc.

11407 Windsor Blvd., P.O. Box 100

Windsor, VA 23487

(757) 242-4422

With a copy to:

James C. Wheeler, Esq.

Powell Goldstein LLP

One Atlantic Center, Fourteenth Floor

1201 West Peachtree Street, N.W.

Atlanta, Georgia 30309-3488

(404) 572-4561

(Name, address, and telephone number of agent for service)

Approximate date of proposed sale to the public: As soon as practicable after the date of this Registration Statement.

If this form is filed to register additional securities for an offering pursuant to rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If the delivery of the offering circular is expected to be made pursuant to Rule 434, please check the following box.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

325,000 Shares

CNB Bancorp, Inc.

Common Stock

We are a bank holding company and own and operate Citizens National Bank, headquartered in Windsor, Virginia. The bank, formed in 2003, is a national commercial bank with approximately $33.4 million in assets at June 30, 2006.

We are offering 325,000 shares of our common stock at a price of $6.75 per share to our shareholders in a rights offering. These shares will be offered to our shareholders of record at the close of business on October 2, 2006. Each shareholder has a non-transferable right to purchase one share of common stock for every 2.61 shares of common stock owned on that date. To the extent that shares are available in the rights offering, shareholders will be permitted to oversubscribe. The rights offering will expire at 5:00 p.m. Eastern Time on Tuesday, November 7, 2006.

Any unsubscribed shares of our common stock in this rights offering, plus an additional 325,000 shares of our common stock, will be offered in a public offering on a best efforts basis by McKinnon & Company, Inc., as the underwriter, at a price currently anticipated to be between $6.75 and $7.75 per public offering share. If the public offering price exceeds $6.75 per share, persons who are subscribing for shares in this rights offering will not pay more than $6.75 per share. If the public offering price is less than $6.75 per share, subscribers in the rights offering will receive a rebate without interest immediately following the closing of the offerings for the difference between $6.75 and the public offering price. Because the public offering is on a best efforts basis, we will not require the underwriter to sell any minimum number or dollar amount of shares, but the underwriter will use its best efforts to sell the shares offered. Neither the rights offering nor the public offering is contingent upon the occurrence of any event or the sale of a minimum or maximum number of shares.

Our common stock is not currently listed or traded on any national securities exchange, and there is currently no established public market for our common stock. Following this offering, we expect our common stock to be quoted on the Over-the-Counter Bulletin Board. We cannot assure you, however, that the listing will occur or that an active trading market for our common stock will develop or be sustained after the offerings.

Investing in our common stock involves risks. You should read the “Risk Factors” section beginning on page 5 before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of the common stock or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

In addition, shares of our common stock are not deposit accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

	Rights Offering Price	Proceeds to Us (1) (2)
Per Share	$6.75	$6.68
Total (3)	$2,193,750	$2,171,813

(1)	Before deducting costs payable by us for the offerings estimated at approximately $112,000.
(2)	Assumes the payment to McKinnon & Company, Inc. of a financial advisory fee of 1% of the aggregate sales price of all 325,000 shares in this rights offering.
(3)	Assumes the sale of 325,000 shares of common stock in the rights offering.

It is anticipated that delivery of the rights offering shares and public offering shares will be made on or about November 15, 2006.

McKinnon & Company, Inc.

The date of this prospectus is October 17, 2006.

ABOUT THIS PROSPECTUS

You should only rely on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

In this prospectus, we frequently use the terms “CNB,” “we,” “our” and “us” to refer to CNB Bancorp, Inc., and, unless the context indicates otherwise, our wholly-owned subsidiary, Citizens National Bank. To understand the offering fully and for a more complete description of the offering you should read this entire document carefully, including particularly the “Risk Factors” section beginning on page 5.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. Because this is a summary, it may not contain all of the information that may be important to you. Therefore, you should read this entire prospectus carefully before making a decision to invest in our common stock, including the risks of purchasing common stock discussed under the “Risk Factors” section and our financial statements and related notes.

The Company

CNB Bancorp, Inc., a Virginia corporation headquartered in Windsor, Virginia, is a bank holding company formed in 2001 following the mergers of Bank of Suffolk, Bank of Isle of Wight in Smithfield, and Bank of Waverly, each a member of James River Bankshares, Inc., with First Virginia in 2001 (BB&T Corporation 2003); and Bank of Sussex and Surrey in Wakefield and Bank of Franklin, each part of F&M National Corporation, with BB&T Corporation in 2001. Our primary subsidiary is Citizens National Bank, which did not open for business until April, 2003, with Douglas A. Chesson, a former vice president of Bank of Sussex and Surrey in Wakefield as CEO, and only $5.3 million of initial shareholders’ equity. In the first eight months of operation we had net losses of $592 thousand and, at year-end 2003, total assets of $13.5 million.

In 2004 our current chairman of the board, Robert E. Spencer, Jr., became our CEO. Mr. Spencer, the former CEO of Bank of Isle of Wight in Smithfield, Virginia, hired Oliver D. Creekmore, his former chief lending officer and successor CEO at Bank of Isle of Wight, as executive vice president. Mr. Creekmore currently serves as our President and Chief Executive Officer, while Mr. Spencer remains our chairman of the board. Jerry R. Bryant, the former president and CEO of the Bank of Franklin, is our chief credit and loan officer. These men each have over 30 years of management experience in community banks covering southside Hampton Roads and western Hampton Roads.

We have been profitable in each month of 2006. For the first six months of 2006 our net income was $25,000, and earnings per diluted share were $0.03, compared with a loss of $190,000, or ($0.22) per diluted share, in the first six months of 2005. At June 30, 2006, we had total assets of $33.4 million, loans, net of allowance for loan losses, of $23.4 million, and deposits of $30.0 million. Shareholders’ equity at June 30, 2006 was $3.2 million, or $3.83 per share.

Formed to serve the banking needs of individuals in the Isle of Wight County area as well as the cities of Suffolk and Franklin, we emphasize personalized service, access to decision makers and a quick response on lending decisions. We have been, and intend to remain, a community-focused financial institution offering a full range of financial services to small-to-medium-sized businesses, professionals and individual consumers in our community. We offer a wide range of banking services including checking and savings accounts; commercial, installment, mortgage and personal loans; safe deposit boxes; and other associated services.

We intend to use the proceeds of this offering to continue to grow and diversify our loan portfolio without sacrificing asset quality. The offering will increase our legal lending limit, permitting us to make additional and larger loans. In addition, we intend to develop non-interest income sources and concentrate on improving consumers’ awareness of Citizens National Bank in the market.

Market Area

Our primary market includes the Cities of Suffolk and Franklin and the County of Isle of Wight as well as portions of Southampton, Surry and Sussex Counties on the rapidly growing western edge of southside Hampton Roads. Surry County is directly south across the James River from Williamsburg, Virginia, while Smithfield and Suffolk are directly south across the James River from Newport News, Virginia.

The greater Hampton Roads area has a population of 1.6 million people and is the 31st largest metropolitan statistical area in the United States, the fifth largest such area in the southeastern United States, and the second largest such area between Washington, D.C. and Atlanta, according to the United States Census Bureau. This metropolitan statistical area includes southside Hampton Roads and the cities of Newport News, Hampton, Franklin, Williamsburg and Poquoson and the counties of Gloucester, Isle of Wight, James City, Mathews, Southampton, Surry and York in Virginia and Currituck County in North Carolina. Southside Hampton Roads represents over 60% of the population of the Hampton Roads area.

Hampton Roads boasts an economy that is perennially strong and diverse. According to the Old Dominion University Economic Forecasting Project, the area has not experienced a year of actual negative economic growth, or recession, since 1975, with government, military, information technology, research, transportation and shipping, shipbuilding, the medical industry and tourism all serving as major growth engines for the region. Unemployment is consistently below that of the national average. Employment rates in Hampton Roads increased six percent between 1999 and 2004, which was four times the national average, and the unemployment rate as of April 30, 2006 was 3.5%. In addition, the median household income for Hampton Roads metropolitan statistical area was $50,959 in 2005, according to Environmental Systems Research Institute, Inc. This median income level is projected to grow 18.9% by 2010.

Hampton Roads’ strategic, mid-Atlantic location and transportation network provide swift access to world and domestic markets. Over two-thirds of the population and marketplace of the United States are within 750 miles. For example:

•	As one of the most successful commercial shipping ports in the United States, the Port of Hampton Roads links Virginia and the mid-Atlantic area to more than 250 ports in over 100 countries. It is the second largest volume port on the east coast in terms of general cargo, and the leading U.S. port in total tonnage. In addition, this port is the U.S. leader in coal exports. The coal loading facilities in the Port of Hampton Roads are able to load in excess of 65 million tons annually, giving the port the largest and most efficient and modern coal loading facilities in the world.

•	Located well within a 30 minute commute of most business and residential areas in the region. Norfolk International and Newport News/Williamsburg Airports provide air service to over four million passengers annually.

•	Hampton Roads is home to the corporate headquarters of Norfolk Southern Corporation, as well as its mid-Atlantic terminus. Its network of railroad tracks offers service to approximately half of the United States.

•	Franklin is home to the major paper plant of International Paper and Smithfield is the corporate headquarters of Smithfield Foods.

Strong military presence in the Hampton Roads area provides over $11 billion into the local economy annually. All of the armed forces are represented in the area, including Langley Air Force Base and Naval Station Norfolk (the largest Naval installation in the world). Major research institutions, including NASA’s Langley and Jefferson Labs, and the new U.S. Joint Forces Command management of Joint Warfare System in Suffolk, are bringing high-tech talent and investment into the area. Tourism also remains an important economic focus with attractions such as Jamestown and Colonial Williamsburg, the Chesapeake Bay, and Virginia Beach attracting visitors from around the world.

*        *        *        *        *

Our principal executive offices are located at 11407 Windsor Boulevard, Windsor, Virginia 23487, and our telephone number at that location is (757) 242-4422.

The Offering

Securities Offered	A total of 650,000 shares of common stock, of which up to 325,000 shares will be sold in a rights offering to our shareholders of record as of October 2, 2006. The remaining shares of common stock, including any shares of common stock that are not purchased in the rights offering, are being offered to the public by McKinnon & Company, Inc., as underwriter, on a best efforts basis. We also reserve the right to increase the total number of shares being offered in the public offering by not more than 97,500 shares. There is no requirement in either offering to sell any minimum number of shares or dollar amount.

Determination of Offering Price	We expect the public offering price to be between $6.75 and $7.75 per share. It will be determined through negotiation between us and McKinnon & Company, Inc., the underwriter for the public offering. It will be based upon various factors including the trading history of our common stock, the book value per share of our common stock at June 30, 2006, our operating history and our prospects for future earnings, our current performance and the prices of equity securities of comparable companies.

Shares Outstanding	As of October 2, 2006, we had 847,429 shares of common stock outstanding. Assuming the sale of all 650,000 shares in the offering, we would have 1,497,429 shares outstanding upon the completion of the offering. This number excludes 86,027 shares of common stock issuable upon exercise of outstanding options granted under our stock incentive plan and 135,750 shares issuable upon exercise of outstanding warrants as of October 2, 2006.

Use of Proceeds	We will use the net proceeds from this offering for general corporate purposes. General corporate purposes include using the net proceeds to provide additional equity capital to Citizens National Bank to support the growth of our operations.

Market for Common Stock	Our common stock is not currently listed or traded on any securities exchange, and there is currently no established public market for our shares. We expect to be traded on the OTC Bulletin Board following the closing of the offerings. However, we cannot assure you that an active trading market for our common stock will develop or be sustained after the offerings. McKinnon & Company, Inc. has informed us that it intends to make a market in our common stock following completion of the offerings, but it has no obligation to do so for any particular length of time or at all. It may discontinue any market making at any time without notice. See “Market for Common Stock” at page 14.

Stock Split	Our board of directors declared a 3-for-2 stock split in the form of a stock dividend to shareholders of record on September 1, 2006, which was paid on September 28, 2006. Unless otherwise noted and excluding the financial statements beginning on page F-1, all share and per share financial data presented in the prospectus have been adjusted to give effect to this stock split.

SUMMARY FINANCIAL DATA

You should read the summary financial and other data presented below in conjunction with our audited financial statements and related notes that begin on page F-1 of this prospectus and the information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 18. The summary financial and other information presented below at and for the years ended December 31, 2005 and 2004 is qualified in its entirety by our audited financial statements and related notes included in this prospectus. The selected financial and other information presented below at and for the period ended December 31, 2003 is derived from audited financial statements, related notes, and related supplementary information not included in this prospectus. The summary financial and other data presented below at and for periods ended June 30, 2006 and 2005 are derived from unaudited information. Operating results for the six months ended June 30, 2006 are not necessarily indicative of the results that may be expected for the year ending December 31, 2006. The share and per share financial data presented below have been adjusted to give effect to the 3-for-2 stock split in the form of a stock dividend effected on September 28, 2006.

	At or For the Six Months Ended June 30,		At or For the Years Ended December 31,
(Dollars in thousands except per share and shares outstanding data)	2006	2005	2005	2004	2003 (1)
	(unaudited)
Operating Results:
Interest income	$1,099	$677	$1,611	$778	$197
Interest expense	477	271	690	318	69
Net interest income	622	406	921	460	128
Provision for loan losses	22	82	144	95	56
Non-interest income	126	119	145	150	28
Non-interest expense	701	633	1,466	1,166	692
Income (loss) before income taxes	25	(190)	(544)	(651)	(592)
Provision for income taxes	—	—	—	—	—
Net income (loss)	$25	$(190)	$(544)	$(651)	$(592)

Per Share and Shares Outstanding Data:
Basic earnings (loss)	0.03	(0.22)	(0.64)	(0.77)	(0.70)
Diluted earnings (loss)	0.03	(0.22)	(0.64)	(0.77)	(0.70)
Basic weighted average shares outstanding	847,429	847,429	847,429	843,380	841,706
Diluted weighted average shares outstanding	899,701	847,429	847,429	843,380	841,706
Shares outstanding at period-end	847,429	847,429	847,429	847,429	841,706

Period-End Balances:
Assets	$33,403	$27,226	$32,820	$21,381	$13,528
Loans	23,740	18,377	21,656	12,955	5,572
Investment securities	7,497	5,955	6,377	5,956	6,280
Deposits	29,979	23,660	29,420	17,625	9,009
Shareholders’ Equity	3,248	3,479	3,298	3,693	4,344

Performance Ratios: (2)
Return on average assets	0.15%	(1.48)%	(1.91)%	(3.43)%	(5.85)%
Return on average equity	1.52	(10.71)	(15.63)	(16.13)	(12.78)
Net interest margin	4.06	3.43	3.51	2.73	1.99
Average loans to average deposits	0.76	0.73	0.74	0.61	0.52

Asset Quality Ratios: (2)
Allowance to period-end loans	1.25%	1.16%	1.27%	1.17%	1.01%
Non-performing assets to total assets	—	—	—	—	—
Net (charge-offs) recoveries to average loans	—	—	—	—	—

Capital Ratios
Tier 1 capital ratio	13.24%	17.11%	13.78%	24.90%	54.91%
Total risk-based capital ratio	14.40	18.13	14.91	25.90	55.61
Leverage capital ratio	10.18	13.10	10.30	17.94	35.18
Total equity to total assets	9.72	12.78	10.05	17.27	32.11

(1)	Reflects partial year of operations of Citizens National Bank, which opened for business in April 2003.
(2)	Six month data annualized.

RISK FACTORS

An investment in our common stock involves risks. If any of the following risks or other risks, which have not been identified or which we may believe are immaterial or unlikely, actually occur, our business, financial condition and results of operations could be harmed. In such a case, the trading price of our common stock could decline, and you may lose all or part of your investment. The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements.

We could suffer loan losses from a decline in credit quality.

We could sustain losses if borrowers, guarantors and related parties fail to perform in accordance with the terms of their loans. We have adopted underwriting and credit monitoring procedures and policies, including the establishment and review of the allowance for credit losses that we believe are appropriate to minimize this risk by assessing the likelihood of nonperformance, tracking loan performance and diversifying our credit portfolio. These policies and procedures, however, may not prevent unexpected losses that could materially adversely affect our results of operations.

Our profitability is vulnerable to interest rate fluctuations.

Our profitability depends substantially upon our net interest income. Net interest income is the difference between the interest earned on assets, such as loans and investment securities, and the interest paid for liabilities, such as savings and time deposits and out-of-market certificates of deposit. Market interest rates for loans, investments and deposits are highly sensitive to many factors beyond our control. Recently, interest rate spreads have generally narrowed due to changing market conditions, policies of various government and regulatory authorities and competitive pricing pressures, and we cannot predict whether these rate spreads will narrow even further. This narrowing of interest rate spreads could adversely affect our financial condition and results of operations. In addition, we cannot predict whether interest rates will continue to remain at present levels. Changes in interest rates may cause significant changes, up or down, in our net interest income. Depending on our portfolio of loans and investments, our results of operations may be adversely affected by changes in interest rates.

Lack of seasoning of our loan portfolio may increase the risk of credit defaults in the future.

Due to the rapid growth of the bank over the past several years and our short operating history, a large portion of the loans in our loan portfolio and our lending relationships are of relatively recent origin. In general, loans do not begin to show signs of credit deterioration or default until they have been outstanding for some period of time, a process we refer to as “seasoning.” As a result, a portfolio of older loans will usually behave more predictably than a newer loan portfolio. Because our loan portfolio is relatively new, the current level of delinquencies and defaults may not be representative of the level that will prevail when the portfolio becomes more seasoned, which may be higher than current levels. If delinquencies and defaults increase, we may be required to increase our provision for loan losses, which would adversely affect our results of operations and financial condition.

Our business strategy includes the continuation of growth plans, and our financial condition and results of operations could be negatively affected if we fail to grow or fail to manage our growth effectively.

We intend to continue pursuing a growth strategy for our business. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in growth stages of development. We cannot assure you we will be able to expand our market presence in our existing markets or successfully enter new markets or that any such expansion will not adversely affect our results of operations. Failure to manage our growth effectively could have a material adverse effect on our business, financial condition, results of operations, or future prospects, and could adversely affect our ability to successfully implement our business strategy. Also, if our growth occurs more slowly than anticipated or declines, our results of operations could be materially adversely affected.

Our ability to grow successfully will depend on a variety of factors including the continued availability of desirable business opportunities, the competitive responses from other financial institutions in our market areas and our ability to manage our growth. While we believe we have the management resources and internal systems in place to manage our future growth, there can be no assurance that growth opportunities will be available or growth will be managed successfully.

There is very limited trading in our common stock, and this may limit resales.

There is currently no established public market for our common stock, and our common stock is not listed or traded on any national securities exchange. Although we plan to have our common stock quoted on the Over-the-Counter Bulletin Board after the completion of offerings, we cannot assure you that our common stock will be quoted or that an active and liquid trading market will develop in our common stock, or if one does develop, that it will continue after the offerings. Accordingly, we cannot assure you that you will be able to resell your shares of common stock for a price that is equal to or greater than the offering price. Before investing in this offering, you should consider the limited trading market for our common shares and be financially prepared and able to hold the shares for an indefinite period.

Management has discretionary use of the proceeds from this offering.

Management will have broad discretion with respect to the expenditures of the net proceeds from this offering, which might include expenditures for future growth and expansion. The discretion of management to allocate the proceeds of the offerings may also result in the use of proceeds for non-banking activities that are permitted for national banks. Accordingly, there is no assurance that you will agree with the uses that we choose to make of these funds.

Additional growth may require us to raise additional capital in the future, but that capital may not be available when it is needed, which could adversely affect our financial condition and results of operations.

We are required by federal regulatory authorities to maintain adequate levels of capital to support our operations. We anticipate that our current capital resources will satisfy our capital requirements for the foreseeable future. We may at some point, however, need to raise additional capital to support our continued growth.

Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside our control, and on our financial performance. Accordingly, we cannot assure you of our ability to raise additional capital, if needed, on terms acceptable to us. If we cannot raise additional capital when needed, our ability to further expand our operations could be materially impaired.

Our directors and executive officers own a significant portion of our common stock and can influence stockholder decisions.

Our directors and executive officers, as a group, beneficially owned approximately 52.6% of our fully diluted outstanding common stock as of October 2, 2006. As a result of their ownership, the directors and executive officers will have the ability, if they voted their shares in concert, to influence the outcome of all matters submitted to our stockholders for approval, including the election of directors.

Our ability to pay dividends is limited and we may be unable to pay future dividends. As a result, capital appreciation, if any, of our common stock may be your sole opportunity for gains on your investment for the foreseeable future.

We make no assurances that we will pay any dividends in the future. Any future determination relating to dividend policy will be made at the discretion of our Board of Directors and will depend on a number of factors, including our future earnings, capital requirements, financial condition, future prospects, regulatory restrictions and other factors that our Board of Directors may deem relevant. The holders of our common stock are entitled to receive dividends when, and if declared by our Board of Directors out of funds legally available for that purpose. As part of our consideration to pay cash dividends, we intend to retain adequate funds from future earnings to support the development and growth of our business. In addition, our ability to pay dividends is restricted by federal policies and regulations. It is the policy of the Board of Governors of the Federal Reserve System (“Federal Reserve Board”) that bank holding companies should pay cash dividends on common stock only out of net income available over the past year and only if prospective earnings retention is consistent with the organization’s expected future needs and financial condition. Further, our principal source of funds to pay dividends is cash dividends that we receive from the bank, which are restricted by similar regulatory limitations.

An economic downturn, especially one affecting our market areas, could adversely affect our financial condition, results of operations or cash flows.

Our success depends upon the growth in population, income levels, deposits and housing starts in our primary market areas. If the communities in which we operate do not grow, or if prevailing economic conditions locally or nationally are unfavorable, our business may not succeed. Unpredictable economic conditions may have an adverse effect on the quality of our loan portfolio and our financial performance. Economic recession over a prolonged period or other economic problems in our market areas could have a material adverse impact on the quality of the loan portfolio and the demand for our products and services. Future adverse changes in the economies in our market areas may have a material adverse effect on our financial condition, results of operations or cash flows. Further, the banking industry in Virginia is affected by general economic conditions such as inflation, recession, unemployment and other factors beyond our control. As a community bank, we are less able to spread the risk of unfavorable local economic conditions than larger or more regional banks. Moreover, we cannot give any assurance that we will benefit from any market growth or favorable economic conditions in our primary market areas even if they do occur.

If the value of real estate in our core market were to decline materially, a significant portion of our loan portfolio could become under-collateralized, which could have a material adverse effect on our business, financial condition and results of operations.

With most of our loans concentrated in southeastern Virginia, a decline in local economic conditions could adversely affect the values of our real estate collateral. Consequently, a decline in local economic conditions may have a greater effect on our earnings and capital than on the earnings and capital of larger financial institutions whose real estate loan portfolios are geographically diverse.

In addition to considering the financial strength and cash flow characteristics of borrowers, we often secure loans with real estate collateral. At June 30, 2006, approximately 72.4% of our loans had real estate as a primary or secondary component of collateral. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. If we are required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, our earnings and capital could be adversely affected.

Our recent results may not be indicative of our future results, and may not provide guidance to assess the risk of an investment in our common stock.

We may not be able to sustain our historical rate of growth or may not even be able to grow our business at all. In addition, our recent and rapid growth may distort some of our historical financial ratios and statistics. In the future, we may not have the benefit of several recently favorable factors, such as a generally increasing interest rate environment, a strong residential mortgage market or the ability to find suitable expansion opportunities. Various factors, such as economic conditions, regulatory and legislative considerations and competition, may also impede or prohibit our ability to expand our market presence. If we experience a significant decrease in our historical rate of growth, our results of operations and financial condition may be adversely affected due to a high percentage of our operating costs being fixed expenses.

Our corporate culture has contributed to our success, and if we cannot maintain this culture as we grow, we could lose the teamwork and increased productivity fostered by our culture, which could harm our business.

We believe that a critical contributor to our success has been our corporate culture, which we believe fosters teamwork and increased productivity. As our organization grows and we are required to implement more complex organization management structures, we may find it increasingly difficult to maintain the beneficial aspects of our corporate culture. This could negatively impact our future success. If we fail to retain our key employees, our growth and profitability could be adversely affected. Our success is, and is expected to remain, highly dependent on our executive management team, consisting of Oliver D. Creekmore, our President and Chief Executive Officer, Elizabeth T. Beale, our Chief Financial Officer, Judy D. Brown, our Marketing and Business Development Officer, and Jerry R. Bryant, our Senior Lender. This is particularly true because, as a community bank, we depend on our management team’s ties to the community to generate business for us. Our growth will continue to place significant demands on our management, and the loss of any such person’s services may have an adverse effect upon our growth and profitability.

Competition from other financial institutions may adversely affect our profitability.

The banking business is highly competitive, and we experience strong competition from many other financial institutions. We compete with commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds and other financial institutions, which operate in our primary market areas and elsewhere. Presently thirteen banks serve our primary market area with a total of forty six branches.

We compete with these institutions both in attracting deposits and in making loans. In addition, we have to attract our customer base from other existing financial institutions and from new residents. Many of our competitors are well-established and much larger financial institutions. While we believe we can and do successfully compete with these other financial institutions in our markets, we may face a competitive disadvantage as a result of our smaller size and lack of geographic diversification.

Although we compete by concentrating our marketing efforts in our primary market area with local advertisements, personal contacts and greater flexibility in working with local customers, we can give no assurance that this strategy will be successful.

As a community bank, we have different lending risks than larger banks.

We provide services to our local communities. Our ability to diversify our economic risks is limited by our own local markets and economies. We lend primarily to small to medium-sized businesses, and, to a lesser extent, individuals which may expose us to greater lending risks than those of banks lending to larger, better-capitalized businesses with longer operating histories.

We manage our credit exposure through careful monitoring of loan applicants and loan concentrations in particular industries, and through loan approval and review procedures. We have established an evaluation process designed to determine the adequacy of our allowance for loan losses. While this evaluation process uses historical and other objective information, the classification of loans and the establishment of loan losses is an estimate based on experience, judgment and expectations regarding our borrowers, the economies in which we and our borrowers operate, as well as the judgment of our regulators. We cannot assure you that our loan loss reserves will be sufficient to absorb future loan losses or prevent a material adverse effect on our business, financial condition, or results of operations.

We are subject to extensive regulation that could limit or restrict our activities and impose financial requirements or limitations on the conduct of our business, which limitations or restrictions could adversely affect our profitability.

As a bank holding company, we are primarily regulated by the Federal Reserve Board. Our subsidiary bank is primarily regulated by the Office of the Comptroller of the Currency (the “OCC”). Our compliance with Federal Reserve Board and OCC regulations is costly and may limit our growth and restrict certain of our activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits and locations of offices. We are also subject to capital requirements of our regulators.

The laws and regulations applicable to the banking industry could change at any time, and we cannot predict the effects of these changes on our business and profitability. Because government regulation greatly affects the business and financial results of all commercial banks and bank holding companies, our cost of compliance could adversely affect our ability to operate profitably.

The Sarbanes-Oxley Act of 2002, the related rules and regulations promulgated by the SEC that currently apply to us and the related exchange rules and regulations, have increased the scope, complexity and cost of corporate governance, reporting and disclosure practices. As a result, we may experience greater compliance costs.

Changes in monetary policies may have an adverse effect on our business, financial condition and results of operations.

Our financial condition and results of operations are affected by credit policies of monetary authorities, particularly the Federal Reserve Board. Actions by monetary and fiscal authorities, including the Federal Reserve Board, could have an adverse effect on our deposit levels, loan demand or business and earnings.

Environmental liability associated with lending activities could result in losses.

In the course of our business, we may foreclose on and take title to properties securing our loans. If hazardous substances are discovered on any of these properties, we may be liable to governmental entities or third parties for the costs of remediation of the hazard, as well as for personal injury and property damage. Many environmental laws can impose liability regardless of whether we knew of, or were responsible for, the contamination. In addition, if we arrange for the disposal of hazardous or toxic substances at another site, we may be liable for the costs of cleaning up and removing those substances from the site, even if we neither own nor operate the disposal site. Environmental laws may require us to incur substantial expenses and may materially limit the use of properties that we acquire through foreclosure, reduce their value or limit our ability to sell them in the event of a default on the loans they secure. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase our exposure to environmental liability.

The risk of limitations being placed on the use of our net operating loss carryforwards may be increased as a result of the offering.

At December 21, 2005, we had net operating loss carryforwards of approximately $1.8 million available to offset future taxable income. Under the Internal Revenue Code, the right to this benefit becomes limited if, at any time within a three-year period, one or more holders of more than 5% of our capital stock, in the aggregate, increase their ownership of our common stock by more than 50% of our outstanding capital stock in the aggregate. For purposes of this test, any new group of owners will be treated as a single 5% stockholder. Accordingly, if persons other than our current stockholders who each individually own less than 5% of our common stock, collectively acquire more than 50% of our stock in this offering or in the subsequent trading market, our ability to utilize our loss carryforwards will be limited. Based on our current shareholder structure and the number of shares we intend to sell in the offering, the 50% threshold will not be reached as a result of the offering. However, the offering may result in an aggregate increase of approximately 40% by persons other than our current shareholders who each individually own less than 5% of our common stock. Therefore, for the next three years, private transfers to 5% shareholders may cause the aggregate increase to cross the 50% threshold, triggering limitations on the use of our net operating loss carryforwards. The amount of any limitation will depend on the fair market value of our outstanding common stock immediately prior to the ownership change and the applicable Internal Revenue Service long-term tax-exempt interest rate in effect at the time. If we are unable to fully utilize our loss carryforwards before they expire in 20 years, they will be lost.

CAUTIONARY NOTE ABOUT FORWARD-LOOKING STATEMENTS

Various statements contained in this prospectus which are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act (the “PSLRA”). In addition, various statements in future filings by us with the SEC, in press releases, and in oral and written statements made by us or with our approval which are not statements of historical fact constitute forward-looking statements within the meaning of the PSLRA. Examples of forward-looking statements include, but are not limited to:

•	projections of revenues, income or loss, earnings or loss per share, the payment or non-payment of dividends, capital structure and other financial items;

•	statements of our plans and objectives or our management or board of directors, including those relating to products or services;

•	statements of future economic performance; and

•	statements of assumptions underlying such statements.

Words such as “believes,” “anticipates,” “expects,” “intends,” “targeted,” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve risks and uncertainties which may cause actual results to differ materially from those in such statements. Facts that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

•	the strength of the U.S. economy in general and the strength of the local economies in which we conduct operations;

•	the effects of and changes in trade, monetary and fiscal policies and laws, including the interest rate policies of the Federal Reserve Board;

•	inflation, interest rate, market and monetary fluctuations;

•	the timely development of new products and services and the overall value of these products and services to users;

•	changes in consumer spending, borrowing and saving habits or technological changes;

•	acquisitions or the ability to increase market share and control expenses;

•	the effect of changes in laws and regulations (including laws and regulations concerning taxes, banking, securities and insurance) with which we must comply;

•	the effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies as well as the Financial Accounting Standards Board;

•	the costs and effects of litigation and of unexpected or adverse outcomes in such litigation;

•	changes in our organization, compensation and benefit plans; and

•	our success at managing the risks involved in the foregoing.

Forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to update any forward-looking statement to reflect unanticipated events or circumstances after the date on which a statement is made. Where appropriate, statements in this prospectus may contain the insights of management into known events and trends that have or may be expected to have a material effect on our operations and financial condition.

THE RIGHTS OFFERING

We are offering 325,000 shares of our common stock in this rights offering that expires at 5:00 p.m. Eastern Time on Tuesday, November 7, 2006. The shares in this rights offering are offered for sale to the holders of record of our common stock at the close of business on October 2, 2006, the record date, at the price of $6.75 per share. Shareholders of record on the record date may buy one rights offering share for every 2.61 shares of common stock owned by them on that date. Fractional shares will not be sold, but shareholders may round any such fraction up to a full share. Shareholders may subscribe for less than the maximum number of rights offering shares allocated to them in the rights offering. Subscription rights are non-transferable, although any shares purchased will be freely transferable.

Shareholders may oversubscribe for shares in this rights offering. If oversubscriptions exceed the available shares, the available shares in this rights offering will be allocated among the oversubscribers. This allocation will be based upon the ratio that the number of shares of common stock owned by the oversubscriber on the record date bears to the number of shares of common stock owned by all of the oversubscribers on the record date.

If the public offering price exceeds $6.75 per share, persons who are subscribing for shares in this rights offering will not pay more than $6.75 per share. If the public offering price is less than $6.75 per share, subscribers in the rights offering will receive a rebate without interest immediately following the closing of the offerings for the difference between $6.75 and the public offering price.

The rights offering to shareholders will terminate at 5:00 p.m. Eastern Time on Tuesday, November 7, 2006. Neither the rights offering nor the public offering is contingent upon the occurrence of any event, including consummation of the public offering, or the sale of a minimum or maximum number of shares. Funds received by us from shareholders in the rights offering will be deposited with and held by us in a noninterest bearing escrow account until the simultaneous closing of both the rights offering and the public offering. We do not intend to return the funds of purchasers if fewer than all of the shares offered are sold.

The rights offering price was determined by us after consultation with the underwriter. Among the factors considered in determining the price of the shares in this rights offering were our history and prospects, our past and present earnings and trends of such earnings, our prospects for future earnings, our current performance and prospects of our segment of the banking industry, the general condition of the securities market at the time of the rights offering and the prices of equity securities of comparable companies.

All shares in this rights offering unsubscribed for at 5:00 p.m. Eastern Time on Tuesday, November 7, 2006, plus an additional 325,000 shares, will be offered for sale to the public in the public offering on a best efforts basis by the underwriter, as our selling agent. We also reserve the right to increase the total number of shares being offered in the public offering by not more than 97,500 shares. There can be no assurance that any of the shares will be sold in the rights offering or the public offering. See “Underwriting.”

To subscribe for shares in this rights offering, shareholders should execute the Subscription Agreement accompanying this prospectus and deliver it, together with a check payable to the order of “CNB Bancorp, Inc.” for the full purchase price, to:

CNB Bancorp, Inc.

11407 Windsor Boulevard

Windsor, Virginia 23487

Attn: Elizabeth T. Beale, Chief Financial Officer

Subscription agreements and full payment for shares in this rights offering subscribed for by shareholders must be received by us prior to 5:00 P.M. Eastern Time on on Tuesday, November 7, 2006, or subscribing shareholders will forfeit their right to purchase shares of our common stock in this rights offering.

USE OF PROCEEDS

The following table sets forth the calculation of our net proceeds from the offerings at a price of $6.75 per share in the rights offering and an assumed price of $6.75 per share in the public offering. Because we have not conditioned either offering on the sale of a minimum number of shares and because the public offering is a best efforts offering and there is no minimum number of shares to be sold, we are presenting this information assuming that we sell 10%, 50% and 100% of the 650,000 shares of common stock that we are offering in the rights offering and the public offering.

	10%	50%	100%
Shares of common stock sold in rights offering	32,500	162,500	325,000
Shares of common stock sold in public offering	32,500	162,500	325,000

Gross offering proceeds from rights offering (1)	$219,375	$1,096,875	$2,193,750
Gross offering proceeds from public offering (1)	219,375	1,096,875	2,193,750

Total gross offering proceeds	$438,750	$2,193,750	$4,387,500

Underwriter’s commission (2)	$15,356	$76,781	$153,563
Estimated costs of the offering	112,000	112,000	112,000

Net proceeds to us	$311,394	$2,004,969	$4,121,937

Use of net proceeds:
General corporate purposes	$311,394	$2,004,969	$4,121,937

(1)	Assumes the sale of 10%, 50% and 100%, as indicated, of the 325,000 shares offered in each of the public offering and the rights offering at a price of $6.75 per share in both offerings.
(2)	Amounts include a financial advisory/standby fee of 1% of the gross rights offering proceeds above and a 6% sales commission on the gross public offering proceeds above payable to McKinnon & Company, Inc.

We will use the net proceeds from the offering to increase our equity and for general corporate purposes, including future growth and expansion. We have not otherwise made a specific allocation for the use of the net proceeds.

MARKET FOR OUR COMMON STOCK

There is currently no established public trading market for our common stock. Our common stock trades from time to time in privately negotiated transactions. These trades typically involve a small number of shares. To our knowledge, after adjusting for the 3-for-2 stock split effected on September 28, 2006, during the six-month period ended June 30, 2006, 44,612 shares of our common stock were sold privately at $9.00 per share. To our knowledge, during the fiscal year ended December 31, 2005, 41,739 shares of our common stock were sold in private transactions at prices ranging from $8.33 to $9.00 To our knowledge, during the fiscal year ended December 31, 2004, 103,484 shares of our common stock were sold in private transactions at prices ranging from $6.67 to $8.33 These transactions may not be representative of all transactions during the indicated periods or the actual fair market value of our common stock at the time of such transactions due to the infrequency of trades and the limited market for our common stock.

As of October 2, 2006, there were 847,429 shares of our common stock outstanding held by approximately 990 holders of record. This number excludes 221,777 shares issuable upon exercise of stock options and warrants outstanding as of October 2, 2006.

We expect our common stock to be quoted on the Over-the-Counter Bulleting Board after completion of the offerings, however, we cannot assure you that our common stock will be quoted, that an active and liquid trading market for our common stock will develop, or if one does develop, that it will continue after the offerings.

See “Underwriting” for information concerning the factors considered in determining the public offering price. There can be no assurance that the public offering price will correspond to the price at which the common stock will trade in a public market subsequent to the offerings.

We have not paid any cash dividends on our common stock since we opened for business. We expect that, for the foreseeable future, our profits will be retained as additional capital to support our operations and growth and that we will not pay any cash dividends. If we decide to pay cash dividends, there are a number of restrictions on our ability to do so. It is the policy of the Federal Reserve Board that bank holding companies should pay cash dividends on common stock only out of net income available over the past year and only if prospective earnings retention is consistent with the organization’s expected future needs and financial condition. The policy provides that bank holding companies should not maintain a level of cash dividends that undermines the bank holding company’s ability to serve as a source of strength to its banking subsidiaries. For a foreseeable period of time, our principal source of cash will be dividends paid by Citizens National Bank with respect to its capital stock. Prior approval of the OCC is required by federal law for payments of dividends to us by Citizens National Bank if the total of all dividends declared in any year will exceed (1) the total of the bank’s net profits for that year, plus (2) the bank’s retained net profits for the preceding two years, less any required transfers to surplus. See “Supervision and Regulation—Payment of Dividends” on page 56.

Subject to the statutory and regulatory restrictions described above, to the extent we accumulate retained earnings in the future, the declaration of cash dividends is at the discretion of the board of directors after consideration of our earnings, financial condition, business projections, general business conditions and other pertinent factors. We cannot assure you that cash dividends will be declared at any time. If and when cash dividends are declared, they will be largely dependent upon our earnings.

CAPITALIZATION

The following table reflects our capitalization at June 30, 2006, as adjusted for the 3-for-2 stock split in the form of a stock dividend effected on September 28, 2006. You should read this table with our audited consolidated financial statements and unaudited interim consolidated financial statements, including the related financial statement footnotes that begin on page F-1 of this prospectus.

(In thousands)	June 30, 2006
(Unaudited)
Shareholders’ equity:
Common stock, $0.01 par value; 10,000,000 shares authorized; 847,429 shares issued and outstanding	$6
Additional paid-in capital	5,564
Retained earnings (deficit)	(2,201)
Accumulated other comprehensive (loss)	(121)

Total shareholders’ equity	$3,248

Book value per share	$3.83

Capital ratios:
Total risk-based capital ratio	14.40%
Tier 1 capital ratio	13.24%
Leverage capital ratio	10.18%

DILUTION

On June 30, 2006, the book value per share of our common stock was $3.83, as adjusted for the 3-for-2 stock split in the form of a stock dividend effected on September 28, 2006. Because that amount is less than the purchase price of our common stock in the offering, the book value of each of our outstanding shares could be increased as a result of the offering, and purchasers of the new shares we will sell in the offering will incur dilution. The amount of that dilution for each share purchased in either the rights offering or the public offering, as the case may be, will be the difference between the purchase price per share paid and the pro forma book value per share of our common stock immediately after completion of the offering.

The following table shows the calculation of the amount of dilution that a purchaser of our shares in the offering will incur for each share purchased at a price of $6.75 per share in the rights offering and an assumed price of $6.75 per share in the public offering, deducting estimated offering costs, and giving effect to the application of the estimated net proceeds described in “Use of Proceeds” on page 13. Because the public offering is a best efforts offering and there is no minimum number of shares that must be sold in order to complete the public offering, the table presents this information based on our sale of 10%, 50% and 100% of the shares in each of the rights offering and the public offering. The amount of dilution that purchasers incur will depend on the number of shares we actually sell and the amount of costs we actually incur.

	10%	50%	100%
Book value per share at June 30, 2006 (1)	$3.83	$3.83	$3.83
Increase in book value per share as a result of the rights offering (2)	0.03	0.32	0.54
Increase in book value per share as a result of the public offering (2)	0.03	0.32	0.54

Pro forma book value	$3.90	$4.48	$4.92

Purchase price per share in the rights offering	$6.75	$6.75	$6.75
Dilution per share to purchasers in the rights offering	2.85	2.27	1.83
Dilution as a percentage of purchase price in the rights offering	42.2%	33.6%	27.1%

Purchase price per share in the public offering	$6.75	$6.75	$6.75
Dilution per share to purchasers in the public offering	2.85	2.27	1.83
Dilution as a percentage of purchase price in the public offering	42.2%	33.6%	27.1%

(1)	Our book value per share reflects our shareholders’ equity divided by the number of outstanding shares of our common stock.
(2)	Allocated based on gross proceeds.

SELECTED FINANCIAL INFORMATION

You should read the selected financial and other data presented below in conjunction with our audited financial statements and related notes that begin on page F-1 of this prospectus and the information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 18. The summary financial and other information presented below at and for the years ended December 31, 2005 and 2004 is qualified in its entirety by our audited financial statements and related notes included in this prospectus. The selected financial and other information presented below at and for the period ended December 31, 2003 is derived from audited financial statements, related notes, and related supplementary information not included in this prospectus. The selected financial and other data presented below at and for periods ended June 30, 2006 and 2005 are derived from unaudited information. Operating results for the six months ended June 30, 2006 are not necessarily indicative of the results that may be expected for the year ending December 31, 2006. The share and per share financial data presented below have been adjusted to give effect to the 3-for-2 stock split in the form of a stock dividend effected on September 28, 2006.

	At or For the Six Months Ended June 30,		At or For the Years Ended December 31,
(Dollars in thousands except per share and shares outstanding data)	2006	2005	2005	2004	2003 (1)
	(unaudited)
Operating Results:
Interest income	$1,099	$677	$1,611	$778	$197
Interest expense	477	271	690	318	69
Net interest income	622	406	921	460	128
Provision for loan losses	22	82	144	95	56
Non-interest income	126	119	145	150	28
Non-interest expense	701	633	1,466	1,166	692
Income (loss) before income taxes	25	(190)	(544)	(651)	(592)
Provision for income taxes	—	—	—	—	—
Net income (loss)	$25	$(190)	$(544)	$(651)	$(592)

Per Share and Shares Outstanding Data:
Basic earnings (loss)	0.03	(0.22)	(0.64)	(0.77)	(0.70)
Diluted earnings (loss)	0.03	(0.22)	(0.64)	(0.77)	(0.70)
Basic weighted average shares outstanding	847,429	847,429	847,429	843,380	841,706
Diluted weighted average shares outstanding	899,701	847,429	847,429	843,380	841,706
Shares outstanding at period-end	847,429	847,429	847,429	847,429	841,706

Period-End Balances:
Assets	$33,403	$27,226	$32,820	$21,381	$13,528
Loans	23,740	18,377	21,656	12,955	5,572
Investment securities	7,497	5,955	6,377	5,956	6,280
Deposits	29,979	23,660	29,420	17,625	9,009
Shareholders’ Equity	3,248	3,479	3,298	3,693	4,344

Performance Ratios: (2)
Return on average assets	0.15%	(1.48)%	(1.91)%	(3.43)%	(5.85)%
Return on average equity	1.52	(10.71)	(15.63)	(16.13)	(12.78)
Net interest margin	4.06	3.43	3.51	2.73	1.99
Average loans to average deposits	0.76	0.73	0.74	0.61	0.52

Asset Quality Ratios: (2)
Allowance to period-end loans	1.25%	1.16%	1.27%	1.17%	1.01%
Non-performing assets to total assets	—	—	—	—	—
Net (charge-offs) recoveries to average loans	—	—	—	—	—

Capital Ratios
Tier 1 capital ratio	13.24%	17.11%	13.78%	24.90%	54.91%
Total risk-based capital ratio	14.40	18.13	14.91	25.90	55.61
Leverage capital ratio	10.18	13.10	10.30	17.94	35.18
Total equity to total assets	9.72	12.78	10.05	17.27	32.11

(1)	Reflects partial year of operations of Citizens National Bank, which opened for business in April 2003.
(2)	Six month data annualized.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following presents management’s discussion and analysis of our financial condition and results of operations. You should read the discussion in conjunction with our financial statements and related notes that are included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ significantly from those described in the forward-looking statements as a result of various factors, including those discussed under the caption “Risk Factors” beginning on page 5 and “Cautionary Note Regarding Forward-Looking Statements” on page 11. This discussion is intended to assist in understanding our financial condition and results of operations. The data presented for the six-month periods ended June 30, 2006 and 2005 are derived from our unaudited interim financial statements and include, in the opinion of management, all adjustments, consisting only of normal recurring accruals, necessary to present fairly the data for such periods. All per share data has been retroactively adjusted for the 3-for-2 stock split in the form of a stock dividend effected on September 28, 2006.

Overview

We are headquartered in Windsor, Virginia and conducts our primary operations through our wholly owned subsidiary, Citizens National Bank, a community bank serving the County of Isle of Wight, the Cities of Franklin and Suffolk, and portions of Southampton, Surry and Sussex Counties with one full service banking office.

Like most financial institutions, our profitability depends largely upon net interest income, which is the difference between the interest received on earning assets, such as loans and investment securities, and the interest paid on interest-bearing liabilities, principally deposits and borrowings. Our results of operations are also affected by our provision for loan losses; non-interest expenses, such as salaries, employee benefits, and occupancy expenses; and non-interest income, such as mortgage loan fees and service charges on deposit accounts.

Economic conditions, competition and federal monetary and fiscal policies also affect financial institutions. For example, both 2004 and 2005 were characterized by managed increases in interest rates by the Federal Reserve Board intended to stabilize the economy and stimulate industrial economic growth. Lending activities are also influenced by regional and local economic factors, such as housing supply and demand, competition among lenders, customer preferences and levels of personal income and savings in our primary market area.

At June 30, 2006, we had total assets of $33.4 million, consisting primarily of securities of $7.5 million, loans, net of allowance for loan losses, of $23.4 million and premises and equipment of $1.6 million, compared to $32.8 million as of December 31, 2005, consisting primarily of securities of $6.4 million, loans, net of allowance for loan losses, of $21.4 million and premises and equipment of $1.7 million. Comparatively, at December 31, 2004, total assets were $21.4 million, which consisted primarily of securities of $6.0 million, loans, net of allowance for loan losses, of $12.8 million and premises and equipment of $1.7 million. At June 30, 2006, total deposits were $30.0 million compared to total deposits at December 31, 2005 of $29.4 million and $17.6 million at December 31, 2004. Interest bearing deposits at June 30, 2006, December 31, 2005 and 2004 were $26.7 million, $26.4 million and $15.6 million, respectively. For the six months ended June 30, 2006, we had net operating income of $25,000, compared to a net operating loss of $190,000 for the same period in 2005. For the year ended December 31, 2005, we had a net operating loss of $544,000 compared to a net operating loss of $651,000 for the year ended December 31, 2004.

Critical Accounting Policies

The financial condition and results of operations presented in the consolidated financial statements, accompanying notes to the consolidated financial statements and management’s discussion and analysis are, to a large degree, dependent upon our accounting policies. The selection and application of these accounting policies involve judgments, estimates, and uncertainties that are susceptible to change.

Presented below is a discussion of those accounting policies that we believe are the most important to the portrayal and understanding of our financial condition and results of operations. These critical accounting policies require our most difficult, subjective and complex judgments about matters that are inherently uncertain. In the event that different assumptions or conditions were to prevail, and depending upon the severity of such changes, the possibility of materially different financial condition or results of operations is a reasonable likelihood.

Allowance for Loan Losses

We monitor and maintain an allowance for loan losses to absorb an estimate of probable losses inherent in the loan portfolio. We maintain policies and procedures that address the systems of controls over the following areas of maintenance in the allowance: the systematic methodology used to determine the appropriate level of the allowance to provide assurance they are maintained in accordance with accounting principles generally accepted in the United States of America; the accounting policies for loan charge-offs and recoveries; the assessment and measurement of impairment in the loan portfolio; and the loan grading system.

We evaluate various loans individually for impairments required by SFAS No. 114, Accounting by Creditors for Impairment of a Loan, and SFAS No. 118, Accounting by Creditors for Impairment of a Loan – Income Recognition and Disclosures. Loans evaluated individually for impairment include non-performing loans, such as loans on non-accrual, loans past due by 90 days or more, restructured loans and other loans selected by management. The evaluations are based upon discounted expected cash flows or collateral valuations. If the evaluation shows that a loan is individually impaired, then a specific reserve is established for the amount of impairment. If a loan evaluated individually is not impaired, then the loan is assessed for impairment under SFAS No. 5, Accounting for Contingencies, with a group of loans that have similar characteristics.

For loans without individual measures of impairment, we make estimates of losses for groups of loans as required by SFAS No. 5. Loans are grouped by similar characteristics, including the type of loan, the assigned loan grade and general collateral type. A loss rate reflecting the expected loss inherent in a group of loans is derived based upon estimates of default rates for a given loan grade, the predominant collateral type for the group and the terms of the loan. The resulting estimate of losses for groups of loans are adjusted for relevant environmental factors and other conditions of the portfolio of loans and leases, including: borrower and industry concentrations; levels and trends in delinquencies, charge-offs and recoveries; changes in underwriting standards and risk selection; level of experience, ability and depth of lending management; peer group comparison; results of examinations and evaluations of the overall portfolio by senior management, external auditors, and regulatory examiners; and national and local economic conditions.

Since inception, we have not experienced any material delinquencies, nor a trend or an indication of a trend that would indicate the expectation of material losses. We recognize the inherent imprecision in estimates of losses due to various uncertainties and variability related to the factors used, and therefore a reasonable range around the estimate of losses is derived and used to ascertain whether the allowance is adequate. The establishment of allowance factors is a continuing exercise and may change from period to period, resulting in an increase or decrease in the amount of provision or allowance based upon the same volume or classification of loans. Our current policy is to maintain the allowance at approximately 1.25% of total loans. If different assumptions or conditions were to prevail and it is determined that the allowance is not adequate to absorb the new estimate of probable losses, an additional provision for loan losses would be made, which amount may be material to the Consolidated Financial Statements.

Accounting for Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

We have recorded a 100% deferred tax valuation allowance related to various temporary differences, principally consisting of the provision for loan losses and its net operating loss carryforwards. Since the Bank has only been in operation since April 29, 2003 and did not show a profit during 2003, 2004, or 2005, it is our opinion that it is prudent at this time to only recognize the deferred tax asset to the extent that income tax benefits are realized. We have determined that since we do not have a proven earnings record, it is more likely than not that some portion of the deferred tax asset may not be realized.

Results of Operations

Net Interest Income

Net interest income, our primary source of consolidated earnings, is the amount by which interest generated from earning assets exceeds the expense of funding those assets. Changes in volume and mix of interest earning assets and interest bearing liabilities, as well as their respective yields and rates, have a significant impact on the level of net interest income.

Table 1 presents the average interest earning assets and average interest bearing liabilities, the average yields earned on such assets and rates paid on such liabilities, and the net interest margin for the indicated periods. The variance in interest income and expense caused by differences in average balances and rates is shown in Table 2.

Periods ended June 30, 2006 and 2005

We had net income of $25,000 for the six months ended June 30, 2006, compared to a net loss of $190,000 for the same period in 2005. Factors such as controlled asset growth, interest rate increases, and non-interest income have combined to provide the necessary income to reach the break-even point to support the level of infrastructure and staffing required to operate the Bank. Basic and diluted earnings (loss) per share for the six month periods ended June 30, 2006 and 2005 were $0.03 and ($0.22), respectively. Return on average assets (ROA) measures how effectively we employ our assets to produce net income. ROA for the six months ended June 30, 2006 was 0.15% compared to (1.48%) for the same period in 2005. Return on average equity (ROE), another measure of performance, indicates the amount of net income earned in relation to the total equity capital invested. For the six month periods ended June 30, 2006 and 2005, ROE was 1.52% and (10.71%), respectively.

Total interest income for the six month period ended June 30, 2006 was $1.1 million, compared to $677,000 for the same period in 2005. Total interest expense for the six month period ended June 30, 2006 was $477,000, compared to $271,000 for the same period in 2005. The increased interest income and expense from 2005 to 2006 is indicative of growth and rising market rates.

Years ended December 31, 2005 and 2004

As the Bank did not begin its operations until April 29, 2003, it has had limited operations from which to generate revenues. Other factors affecting net interest income included paying higher interest rates to attract depositors and extending credit with lower interest rates to attract borrowers. For the year ended December 31, 2005, interest income and interest expense were $1.6 million and $690,000, respectively. For the year ended December 31, 2004, interest income was $778,000 and interest expense was $318,000. The increase in interest revenues and expenses were directly related to growth in loans and deposits and interest rate increases.

We believe it is normal for new banks to experience operating losses in their formative years through start up and operating expenses. For the year ended December 31, 2005, the Company’s net loss from operations was $544,000, a $0.64 loss per basic and diluted share, compared to a net loss from operations of $651,000 for the year ended December 31, 2004, a $0.77 loss per basic and diluted share. For the year ended December 31, 2005, ROA was (1.91%) compared to (3.43%) for the year ended December 31, 2004. ROE for the year ended December 31, 2005 was (15.63%) compared with (16.13%) for the year ended December 31, 2004. Average equity to average assets was 12.22% and 21.28% for the years ended December 31, 2005 and 2004, respectively.

Table 1: Average Balances, Interest Income and Expense, Yields and Rates

The following tables shows the average balance sheet for the six months ended June 30, 2006 and 2005 and the year ended December 31, 2005 and 2004. In addition, the amount of interest earned on earning assets, with related yields and interest on interest bearing liabilities, together with rates, is shown.

	June 30, 2006			June 30, 2005
(Dollars in thousands)	AVERAGE BALANCE	INTEREST INCOME/ EXPENSE	YIELD/ RATE	AVERAGE BALANCE	INTEREST INCOME/ EXPENSE	YIELD/ RATE
Assets:
Securities, taxable	$7,206	$152	4.25%	$6,008	$83	2.79%
Loans	22,349	925	8.35%	16,167	576	7.18%
Federal funds sold	975	22	4.55%	1,409	18	2.58%

Total earnings assets	30,530	$1,099	7.26%	23,584	$677	5.79%
Less: Allowance for loan losses	(280)			(170)
Total non-earning assets	2,532			2,449

Total Assets	$32,782			$25,863

Liabilities and shareholders’ equity:
Interest bearing deposits:
Checking	$863	$4	0.93%	$995	$5	1.01%
Money market savings	1,638	13	1.60%	1,738	13	1.51%
Regular savings	1,279	8	1.26%	1,224	7	1.15%
Time Deposits:
$100,000 and over	6,105	128	4.23%	3,770	61	3.26%
Under $100,000	16,178	323	4.03%	11,943	185	3.12%
Federal funds purchased	41	1	4.92%	—	—	0.00%

Total interest bearing liabilities	26,104	$477	3.68%	19,670	$271	2.78%
Non-interest bearing liabilities:
Demand deposits	3,228			2,529
Other liabilities	142			85

Total liabilities	29,474			22,284
Shareholders’ equity	3,308			3,579

Total Liabilities and Shareholders’ equity	$32,782			$25,863

Net interest income		$622			$406

Interest rate spread			3.58%			3.01%

Interest expense to average earning Assets			3.15%			2.32%

Net interest margin			4.06%			3.43%

	December 31, 2005			December 31, 2004
(Dollars in thousands)	AVERAGE BALANCE	INTEREST INCOME/ EXPENSE	YIELD/ RATE	AVERAGE BALANCE	INTEREST INCOME/ EXPENSE	YIELD/ RATE
Assets:
Securities, taxable	$5,956	$170	2.85%	$5,249	$145	2.76%
Loans	18,503	1,382	7.47%	9,047	606	6.70%
Federal funds sold	1,786	59	3.30%	2,565	27	1.05%

Total earnings assets	26,245	$1,611	6.14%	16,861	$778	4.61%
Less: Allowance for loan losses	(208)			(91)
Total non-earning assets	2,441			2,200

Total Assets	$28,478			$18,970

Liabilities and shareholders’ equity:
Interest bearing deposits:
Checking	$964	$10	1.04%	$743	$7	0.94%
Money market savings	1,707	27	1.58%	1,156	16	1.38%
Regular savings	1,280	15	1.17%	1,066	12	1.13%
Time Deposits:
$100,000 and over	4,784	175	3.66%	2,756	84	3.05%
Under $100,000	13,554	463	3.42%	7,302	199	2.73%

Total interest bearing deposits	22,289	$690	3.10%	13,023	$318	2.44%
Non-interest bearing liabilities:
Demand deposits	2,604			1,840
Other liabilities	105			70

Total liabilities	24,998			14,933
Shareholders’ equity	3,480			4,037

Total Liabilities and Shareholders’ Equity	$28,478			$18,970

Net interest income		$921			$460

Interest rate spread			3.04%			2.17%

Interest expense to average earning Assets			2.63%			1.89%

Net interest margin			3.51%			2.73%

Table 2: Rate and Volume Analysis

The following table describes the impact on the interest income resulting from changes in average balances and average rates for the periods indicated. The change in interest due to both volume and rate has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

	June 30, 2006 compared to June 30, 2005			December 31, 2005 compared to December 31, 2004			December 31, 2004 compared to December 31, 2003 (1)
	Change Due To:			Change Due To:			Change Due To:
	Increase (Decrease)	Rate	Volume	Increase (Decrease)	Rate	Volume	Increase (Decrease)	Rate	Volume
Interest income:
Securities	$69	$50	$19	$25	$5	$20	$95	$5	$90
Loans	349	104	245	776	77	699	483	10	473
Federal funds sold	4	7	(3)	32	37	(5)	3	—	3

Total interest income	422	160	262	833	119	714	581	15	566

Interest expense:
Interest bearing deposits:
Checking	(1)	—	(1)	3	1	2	5	—	5
Money market savings	—	—	—	11	3	8	12	2	10
Regular savings	1	1	—	3	1	2	9	—	9
Time Deposits:
$100,000 and over	67	22	45	91	19	72	63	—	63
Under $100,000	138	62	76	264	60	204	155	—	155
Federal funds purchased	1	—	1	—	—	—	—	—	—

Total interest bearing liabilities	206	85	121	372	84	288	244	2	242

Net interest income	$216	$76	$141	$461	$35	$426	$337	$13	$324

(1)	Reflects a partial year of operations of Citizens National Bank, which opened for business in April 2003.

Non-Interest Income

Non-interest income has been and will continue to be an important factor for increasing profitability. Management recognizes this importance and continues to review and consider areas where non-interest income can be increased.

Total non-interest income for the six months ended June 30, 2006 was $126,000, consisting primarily of other fees and commissions and fixed rate mortgage broker fees. Non-interest income for the six months ended June 30, 2005 was $119,000, of which other fees and commissions accounted for 52.9%.

Non-interest income for the year ended December 31, 2005 was $145,000, compared to $150,000 for the year ended December 31, 2004. We realized losses of $80,000 on the disposition of securities during the fourth quarter of 2005 to better position the Company for future profitability. Main sources of non-interest income for the year ended December 31, 2005 were $127,000 from non-sufficient fund/overdraft accounts, $30,000 from fixed rate mortgage brokerage fees, $14,000 from shares owned in a local title insurance agency, and $22,000 from debit card and ATM activity. The primary sources of non-interest income for the year ended December 31, 2004 were $80,000 from non-sufficient fund/overdraft accounts, $22,000 from fixed rate mortgage brokerage fees, $14,000 from shares owned in a local title insurance agency, and $12,000 from debit card and ATM activity.

Table 3: Non-Interest Income

	Six Months Ended June 30,		Year Ended December 31,
(Dollars in thousands)	2006	2005	2005	2004
Service charges on deposit accounts	$8	$8	$16	$11
Other fees and commissions	66	63	137	86
Realized loss on sale of securities	—	—	(80)	—
Other operating income	52	48	72	53

Total non-interest income	$126	$119	$145	$150

Non-Interest Expense

Improving operating efficiency is as important to management as enhancing non-interest income. Higher non-interest expenses are expected during the first years of operation. For the six month period ended June 30, 2006, non-interest expense was $701,000. Personnel expense and occupancy and equipment expense accounted for 53.6% and 10.1% of non-interest expense, respectively. For the same period in 2005, non-interest expense was $633,000, respectively.

For the year ended December 31, 2005, major components of other operating expenses were ATM expense – $37,000, insurance – $23,000, and regulatory assessments – $20,000. The same major components for the year ended December 31, 2004 were $25,000, $20,000, and $18,000, respectively.

Table 4: Non-Interest Expense

	Six Months Ended June 30,		Year Ended December 31,
(Dollars in thousands)	2006	2005	2005	2004
Personnel	$376	$333	$825	$576
Occupancy and equipment	71	69	142	130
Professional fees	70	57	140	147
Advertising	18	18	35	33
Computer services	54	53	109	98
Other operating expenses	112	103	215	182

Total non-interest expense	$701	$633	$1,466	$1,166

Summary of Loan Loss Experience

The allowance for loan losses is an estimate of the amount that will be adequate to provide for potential losses in our loan portfolio. Management’s methodology in evaluating the adequacy of the allowance for loan losses considers potential specific losses, as well as the volume, growth and composition of the loan portfolio. Once past loan loss experience has been established, it will also be included in the evaluation. General economic trends as well as any conditions affecting individual borrowers may also affect the level of loan losses. The allowance is periodically examined by bank regulators for adequacy. Examiners take into account factors such as the methodology used to calculate the allowance and the size of allowance in comparison to peer financial institutions.

Our Loan Committee and Board of Directors review problem loans monthly, including their effect on the allowance for loan losses. In management’s opinion, the allowance for loan losses is adequate to absorb the current estimated risk of loss in the loan portfolio. Our management continually evaluates the adequacy of the allowance for loan losses, and changes in the provision are based on the analyzed inherent risk of the loan portfolio. The allowance is increased by the provision for loan losses and reduced by loans charged off, net of recoveries. The following table summarizes loans charged off, recoveries of loans previously charged off and additions to the reserve that have been charged to operating expense for the periods indicated. We have no lease financing or foreign loans.

Table 5: Allowance for Loan Losses

	June 30, 2006	Year Ended December 31,
(Dollars in thousands)		2005	2004
Allowance, beginning of period	$275	$151	$56
Provision for loan losses	22	144	95
Loans charged off	—	(20)	—
Recoveries of loans previously charged off	—	—	—

Allowance, end of period	$297	$275	$151

The allocation of the allowance at June 30, 2006 and December 31, 2005 and 2004 and the ratio of related outstanding loan balances to total loans are as follows:

Table 6: Allocation of Allowance for Loan Losses

	June 30, 2006		December 31,
			2005		2004
(Dollars in thousands)	Allowance for Loan Losses	Percent of Loans in Category to Total Loans	Allowance for Loan Losses	Percent of Loans in Category to Total Loans	Allowance for Loan Losses	Percent of Loans in Category to Total Loans
Commercial and industrial	$18	10.67%	$18	11.73%	$16	16.95%
Real estate commercial	68	41.80	69	47.41	41	32.32
Real estate consumer	39	30.63	30	24.56	21	31.42
Consumer installment	48	16.90	47	16.30	34	19.31
Unallocated	124	N/A	111	N/A	39	N/A

Balance, period end	$297	100.00%	$275	100.00%	$151	100.00%

Financial Condition

A financial institution’s primary sources of revenue are generated by its earning assets, while its major expenses are produced by the funding of those assets with interest-bearing liabilities. Effective management of these sources and uses of funds is essential in attaining profitability while maintaining an acceptable level of risk. At June 30, 2006, we had total assets of $33.4 million compared to $32.8 million at December 31, 2005. During the first six months of 2006, total assets increased by $583,000 when compared to total assets at December 31, 2005. The increase in total assets is primarily due to a $2.1 million increase in net loans, a $1.1 million increase in securities available-for-sale, and a $2.2 million decrease in federal funds sold. At June 30, 2006, assets consisted principally of cash and cash equivalents of $571,000, $7.5 million in securities available for sale, $23.4 million in loans, net of allowance for loan losses, and $1.6 million in premises and equipment, net of accumulated depreciation.

Total liabilities at June 30, 2006 were $30.2 million, compared to $29.5 million at December 31, 2005. Total liabilities at June 30, 2006 consisted primarily of $3.2 million in non-interest bearing deposits and $26.7 million in interest bearing deposits. Non-interest bearing deposits increased $222,000, or 7.4%, while interest bearing deposits increased $337,000, or 1.3%, in the first six months of 2006.

At December 31, 2005, we had $32.8 million in total assets. Interest-earning assets and interest-bearing liabilities were $30.2 million and $26.4 million, respectively. At December 31, 2004, we had $21.4 million in total assets. Interest-earning assets were $19.2 million and interest-bearing liabilities were $15.6 million.

Loan Portfolio

Our loan portfolio is the largest and most profitable component of our earning assets, totaling 76.0% of interest-earning assets at June 30, 2006, 71.7% at December 31, 2005 and 67.6% at December 31, 2004. Through the Bank, we engage in a wide range of lending activities, including one-to-four family and multi-family residential mortgage loans, commercial real estate loans, construction loans, land acquisition and development loans, consumer loans, and commercial business loans. We continue to emphasize loan portfolio growth and diversification as a means of increasing earnings while minimizing credit risk.

Table 7: Loan Portfolio

	June 30, 2006	December 31,
(Dollars in thousands)		2005	2004
Commercial and industrial	$2,532	$2,456	$1,991
Real estate construction	1,459	1,419	886
Real estate mortgage:
Residential (1-4 family)	5,017	3,257	2,767
Home equity lines	795	643	418
Non-farm, non-residential (1)	9,922	10,268	4,187
Agricultural	2	84	205
Consumer installment	4,013	3,529	2,501

Total loans	$23,740	$21,656	$12,955

(1)	This category generally consists of commercial and industrial loans where real estate constitutes a source of collateral.

Non-farm, non-residential loans are typically owner-occupied commercial buildings. At June 30, 2006, non-farm, non-residential loans were 41.8% of the total portfolio, compared to 47.4% at December 31, 2005 and 32.3% at December 31, 2004. Commercial, industrial and agricultural loan portfolio consists of secured and unsecured loans to small businesses, comprising 10.7%, 11.7% and 17.0% of the total portfolio at June 30, 2006, December 31, 2005 and 2004, respectively.

Our unfunded loan commitments totaled $4.2 million at June 30, 2006, $3.2 million at December 31, 2005 and $2.1 million at December 31, 2004.

The following table reflects the maturity distribution of selected loan categories at June 30, 2006.

Table 8: Remaining Maturities of Selected Loan Categories

(Dollars in thousands)	Commercial and Industrial, Agricultural	Real Estate – Construction
Variable Rate:
Within 1 year	$1,542	$822
1 to 5 years	—	—
After 5 years	—	—
Fixed Rate:
Within 1 year	329	526
1 to 5 years	663	111
After 5 years	—	—

Total Maturities	$2,534	$1,459

Loans are placed on non-accrual status when collection of principal and interest is doubtful, generally when a loan becomes 90 days past due. There are three negative implications for earnings when a loan is placed on non-accrual status. First, all interest accrued but unpaid at the date that the loan is placed on non-accrual status is either deducted from interest income or written off as a loss. Second, accruals of interest are discontinued until it becomes certain that both principal and interest can be repaid. Finally, there may be actual losses that may require that additional provision for loan losses be charged against earnings. For real estate loans, upon foreclosure, the balance of the loan is transferred to “Other Real Estate Owned” (OREO) and carried at the lower of the outstanding loan balance or the fair market value of the property based on current appraisals and other current market trends. If a write down of the OREO property is necessary at the time of foreclosure, the amount is charged-off against the allowance for loan losses. A review of the recorded property value is performed in conjunction with normal loan reviews, and if market conditions indicate that the recorded value exceeds the fair market value, additional write downs of the property value are charged directly to operations.

Nonperforming assets consist of non-accrual loans, loans restructured due to debtors’ financial difficulties, loans past due 90 days or more as to interest or principal and still accruing, and other real estate owned, which is real estate acquired through foreclosure and repossession. Non-accrual loans are those loans on which recognition of interest income has been discontinued. Restructured loans generally allow for an extension of the original repayment period or a reduction or deferral of interest or principal because of deterioration in the financial position of the borrower. Loans, whether secured or unsecured, are generally placed on non-accrual status when principal and/or interest is 90 days or more past due, or sooner if it is known or expected that the collection of all principal and/or interest is unlikely. Any loan past due 90 days or more, if not classified as non-accrual based on a determination of collectibility, is classified as a past-due loan. OREO is initially recorded at the lower of cost or estimated market value at the date of acquisition. A provision for estimated losses is recorded when a subsequent decline in value occurs.

At June 30, 2006, we had no loans classified as non-accrual or impaired. There were three loans totaling $121,000 past due 90 days and still accruing interest at June 30, 2006. At December 31, 2005, we did not have any nonperforming assets, loans classified for regulatory purposes as loss or doubtful, delinquent loans, or other real estate owned. At December 31, 2004, we had nonperforming assets in the form of one non-accrual loan of $46,000. We did not have any other loans classified for regulatory purposes as loss or doubtful, delinquent loans of 90 days or more, or other real estate owned. There were no other loans classified for regulatory purposes as substandard or special mention which (i) represent or result from trends or uncertainties which management reasonably expects will materially impact future operating results, liquidity, or capital resources, or (ii) represent material credits about which any information causes management to have serious doubts as to the ability of the borrowers to comply with the loan repayment terms. We have no loans in our portfolio to borrowers in foreign countries.

Loan concentrations exist when large amounts of money are loaned to multiple borrowers who would be similarly impacted by economic or other conditions. The loan portfolio is concentrated in various commercial, real estate and consumer loans to individuals and entities located in our primary service area. Accordingly, the ultimate collectibility of the loans is largely dependent upon economic conditions of our primary service area. Other than our geographic concentrations due to our physical location and the loan type concentrations as shown in the above table, we have no other concentrations of loans that exceed 10% of our total loan portfolio as of June 30, 2006.

We have no other interest-bearing assets that would be required to be disclosed as nonperforming assets if they were loans.

Securities Portfolio

The investment portfolio plays a primary role in the management of interest rate sensitivity and generates substantial interest income. In addition, the portfolio serves as a source of liquidity. Table 9 presents information pertaining to the composition of the securities portfolio. We manage our investment portfolio consistent with established policies that include guidelines for maturity distribution, rate sensitivity, and liquidity needs. The investment portfolio consists of securities available for sale, which may be sold in response to established policies. These securities are carried at estimated fair value, which was $7.5 million at June 30, 2006.

Table 9: Securities Available for Sale, Maturity Distribution and Average Yields

(Dollars in thousands)	Amortized Cost	Fair Value	Weighted Average Yield
U.S. government agencies and corporations:
Maturing within 1 year	$2,598	$2,093	4.12%
Maturing within 1 to 5 years	4,821	5,205	4.59
Maturing after 5 years	—	—	—

Total U.S. government agencies and corporations	7,419	7,298	4.42

Other securities, restricted, no maturity	199	199	5.03

Total securities	$7,618	$7,497	4.43%

Deposits

Deposits are an important funding source and the primary supplier of our growth. Our strategy has been to increase our core deposits at the same time that we controls our cost of funds. Our deposit base is comprised of demand deposits, savings and money market accounts, time deposits and individual retirement accounts. These deposits are provided by individuals and businesses located within the communities served.

Table 10 presents the average deposit balances and average rates paid for the periods ended June 30, 2006, December 31, 2005 and 2004. Table 11 details maturities of certificates of deposit with balances of $100,000 or more at June 30, 2006.

Table 10: Average Deposits and Rates Paid

	June 30, 2006		December 31,
			2005		2004
(In thousands)	Amount	Rate	Amount	Rate	Amount	Rate
Non-interest bearing deposits	$3,228		$2,604		$1,840

Interest bearing accounts:
Interest checking	863	0.93%	964	1.04%	743	0.94%
Regular savings	1,279	1.26	1,280	1.17	1,066	1.13
Money market accounts	1,638	1.60	1,707	1.58	1,156	1.38
Time deposits:
$100,000 and greater	6,105	4.23	4,784	3.66	2,756	3.05
Under $100,000	16,178	4.03	13,554	3.42	7,302	2.73

Total interest bearing deposits	26,063	3.68%	22,289	3.10%	13,023	2.44%

Total	$29,291		$24,893		$14,863

Table 11: Maturities of Certificates of Deposits with Balances of $100,000 or More

(Dollars in thousands)	Within Three Months	Three to Six Months	Six to Twelve Months	Over One Year	Total	Percent of Total Deposits
At June 30, 2006	$879	$1,598	$1,448	$2,314	$6,239	20.81%

Liquidity and Interest Rate Sensitivity

Liquidity represents an institution’s ability to meet present and future financial obligations through either the sale or maturity of existing assets or the acquisition of additional funds through liability management. Liquid assets include cash, interest-bearing deposits with banks, federal funds sold, short-term investments, securities classified as available for sale as well as loans and securities maturing within one year. As a result of our management of liquid assets and the ability to generate liquidity through liability funding, we believe that we have maintained overall liquidity sufficient to satisfy our depositors’ requirements and meet our customers’ credit needs.

Although maintaining and increasing deposits will serve as the primary source of liquidity, we maintain additional sources of liquidity through a federal funds line with Community Bankers Bank. At June 30, 2006, cash, federal funds sold, securities available for sale, and loans maturing within one year were 67.3% of total deposits and liabilities.

Our primary component of market risk is interest rate volatility. Fluctuations in interest rates will impact both the level of interest income and interest expense and the market value of our interest earning assets and interest bearing liabilities. The primary technique for managing interest rate risk exposure is management of the interest sensitivity gap. The interest sensitivity gap is defined as the difference between the amount of interest earning assets anticipated to mature or re-price within a specific time period and the amount of interest bearing liabilities anticipated to mature or re-price within that same time period. During a period of rising interest rates, a “positive gap” implies that net interest income would be positively affected because the yield of our interest earning assets is likely to rise more quickly than the cost of its interest bearing liabilities. In a period of falling interest rates, the opposite effect on net income is likely to occur. Table 12 sets forth the amounts of interest earning assets and interest bearing liabilities outstanding at June 30, 2006.

Table 12: Interest Rate Sensitivity

(Dollars in thousands)	0 - 3 Months	3 – 12 Months	1 - 5 Years	Over 5 Years	Total
Interest Earning Assets
Securities	$—	$2,093	$5,205	$199	$7,497
Loans	8,687	3,540	10,573	940	23,740

Total	$8,687	$5,633	$15,778	$1,139	$31,237
Cumulative totals	$8,687	$14,320	$30,098	$31,237

Interest Bearing Liabilities
Interest checking (1)	$935	$—	$—	$—	$935
Savings (1)	1,244	—	—	—	1,244
Money Market (1)	1,583	—	—	—	1,583
Time Deposits	2,825	10,640	9,509	—	22,974
Federal funds purchased	45	—	—	—	45

Total	$6,632	$10,640	$9,509	$—	$26,781
Cumulative totals	$6,632	$17,272	$26,781	$26,781

Interest sensitivity gap	$2,055	$(5,007)	$6,269	$1,139	$4,456
Cumulative interest sensitivity gap	$2,055	$(2,952)	$3,317	$4,456
Cumulative interest sensitivity gap to total interest earning assets	6.58%	-9.45%	10.62%	14.27%

(1)	Non-maturity, interest sensitive, deposits are classified as repriceable within 0-3 months, under the assumption that rates are subject to change weekly, at the discretion of management.

Capital Resources

The assessment of capital adequacy depends on a number of factors such as asset quality, liquidity, earnings performance, and changing competitive conditions and economic forces. Management reviews the adequacy of capital on an ongoing basis and seeks to maintain a structure that will assure an adequate level of capital to support anticipated asset growth and to absorb potential losses.

At June 30, 2006, consolidated shareholders’ equity was $3.2 million or 9.7% of total assets. At December 31, 2005, consolidated shareholders’ equity was $3.3 million or 10.1% of total assets. At December 31, 2004, consolidated shareholders’ equity was $3.7 million or 17.3% of total assets. Our common stock had a tangible book value, as adjusted for the 3-for-2 stock split in the form of a stock dividend effected on September 28, 2006, of $3.83 per share at June 30, 2006, $3.89 per share at December 31, 2005 and $4.36 per share at December 31, 2004.

Table 13: Capital Analysis

	June 30, 2006	December 31,
(In thousands)		2005	2004
Tier 1 Capital:
Common stock	$6	$6	$6
Capital surplus	5,564	5,564	5,439
Retained earnings (deficit)	(2,201)	(2,226)	(1,682)

Total Tier 1 capital	3,369	3,344	3,763
Tier 2 Capital:
Allowance for loan losses	297	275	151

Total risk-based capital	$3,666	$3,619	$3,914

Risk weighted assets	$25,452	$24,267	$15,110
CAPITAL RATIOS:
Tier 1 risk-based capital ratio	13.24%	13.78%	24.90%
Total risk-based capital ratio	14.40%	14.91%	25.90%
Tier 1 capital to average total assets	10.18%	10.30%	17.94%

Off-Balance Sheet Arrangements

We are a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of our customers. These financial instruments consist of commitments to extend credit and standby letters of credit. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Standby letters of credit are written conditional commitments issued by a bank to guarantee the performance of a customer to a third party. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. A commitment involves, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets. Our exposure to credit loss in the event of non-performance by the other party to the instrument is represented by the contractual notional amount of the instrument.

Because certain commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. We use the same credit policies in making commitments to extend credit as we do for on-balance-sheet instruments. Collateral held for commitments to extend credit varies but may include accounts receivable, inventory, property, plant, equipment, and income-producing commercial properties.

Our off-balance-sheet financial instruments whose contract amounts represented credit risk as of June 30, 2006 were unfulfilled loan commitments of $4.2 million. We had no standby letters of credit as of June 30, 2006.

No losses are anticipated as a result of the foregoing commitments and we do not expect them to have a material effect on our consolidated financial condition.

Recent Accounting Pronouncements

In March 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 156, “Accounting for Servicing of Financial Assets an amendment of FASB Statement 140” (Statement 156). Statement 156 amends Statement 140 with respect to separately recognized servicing assets and liabilities. Statement 156 requires an entity to recognize a servicing asset or liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract and requires all servicing assets and liabilities to be initially measured at fair value, if practicable. Statement 156 also permits entities to subsequently measure servicing assets and liabilities using an amortization method or fair value measurement method. Under the amortization method, servicing assets and liabilities are amortized in proportion to and over the estimated period of servicing. Under the fair value measurement method, servicing assets are measured at fair value at each reporting date and changes in fair value are reported in net income for the period the change occurs.

Adoption of Statement 156 is required as of the beginning of fiscal years beginning subsequent to September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including interim financial statements. We do not expect the adoption of Statement 156 at the beginning of 2007 to have a material impact.

In December 2004, FASB issued Statement No. 123 (Revised 2004), “Share-Based Payment” (SFAS No. 123R), which requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. SFAS No. 123R replaces SFAS No. 123, “Accounting for Stock-Based Compensation,” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” Share-based compensation arrangements include share options, restricted share plans, performance-based awards, share appreciation rights and employee share purchase plans. SFAS No. 123R requires all share-based payments to employees to be valued using a fair value method on the date of grant and expensed based on that fair value over the applicable vesting period. SFAS No. 123R also amends SFAS No. 95 “Statement of Cash Flows” requiring the benefits of tax deductions in excess of recognized compensation cost be reported as financing instead of operating cash flows. The Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 107 (SAB No. 107), which expresses the SEC’s views regarding the interaction between SFAS No. 123R and certain SEC rules and regulations. Additionally, SAB No. 107 provides guidance related to share-based payment transactions for public companies. We were required to apply SFAS No. 123R as of the annual reporting period that began after December 15, 2005. Currently, all options granted by us are fully vested, and we do not anticipate option grants during 2006, therefore the effect on the Company’s financial statements is immaterial.

BUSINESS

General

CNB Bancorp, Inc., a Virginia corporation headquartered in Windsor, Virginia, is a bank holding company formed in 2001 following the mergers of Bank of Suffolk, Bank of Isle of Wight in Smithfield, and Bank of Waverly, each a member of James River Bankshares, Inc., with First Virginia in 2001 (BB&T Corporation 2003); and Bank of Sussex and Surrey in Wakefield and Bank of Franklin, each part of F&M National Corporation, with BB&T Corporation in 2001. Our primary subsidiary is Citizens National Bank, which did not open for business until April, 2003, with Douglas A. Chesson, a former vice president of Bank of Sussex and Surrey in Wakefield as CEO, and only $5.3 million of initial shareholders’ equity. In the first eight months of operation we had net losses of $592 thousand and, at year-end 2003, total assets of $13.5 million.

In 2004 our current chairman of the board, Robert E. Spencer, Jr., became our CEO. Mr. Spencer, the former CEO of Bank of Isle of Wight in Smithfield, Virginia, hired Oliver D. Creekmore, his former chief lending officer and successor CEO at Bank of Isle of Wight, as executive vice president. Mr. Creekmore currently serves as our President and Chief Executive Officer, while Mr. Spencer remains our chairman of the board. Jerry R. Bryant, the former president and CEO of the Bank of Franklin, is our chief credit and loan officer. These men each have over 30 years of management experience in community banks covering southside Hampton Roads and western Hampton Roads.

We have been profitable in each month of 2006. For the first six months of 2006 our net income was $25,000, and earnings per diluted share were $0.03, compared with a loss of $190,000, or ($0.22) per diluted share in the first six months of 2005. At June 30, 2006, we had total assets of $33.4 million, loans, net of allowance for loan losses, of $23.4 million, and deposits of $30.0 million. Shareholders’ equity at June 30, 2006 was $3.2 million, or $3.83 per share.

Formed to serve the banking needs of individuals in the Isle of Wight County area as well as the cities of Suffolk and Franklin, we emphasize personalized service, access to decision makers and a quick response on lending decisions. We have been, and intend to remain, a community-focused financial institution offering a full range of financial services to small-to-medium-sized businesses, professionals and individual consumers in our community. We offer a wide range of banking services including checking and savings accounts; commercial, installment, mortgage and personal loans; safe deposit boxes; and other associated services.

We intend to use the proceeds of this offering to continue to grow and diversify our loan portfolio without sacrificing asset quality. The offering will increase our legal lending limit, permitting us to make additional and larger loans. In addition, we intend to develop non-interest income sources and concentrate on improving consumers’ awareness of Citizens National Bank in the market.

We chose a holding company structure for additional flexibility that would not otherwise be available to us. Subject to Federal Reserve Board debt guidelines, through a holding company structure, we can assist the Bank in maintaining its required capital ratios by borrowing money and contributing the proceeds to the Bank as primary capital. Additionally, under provisions of the Gramm-Leach-Bliley Act, a holding company may engage in activities that are financial in nature or incidental or complementary to a financial activity including some insurance transactions, real estate development activities and merchant banking activities, which a bank may not do. Although we do not presently intend to engage in these types of activities, we will be able to do so with a proper notice or filing to the Federal Reserve Board if we believe that there is a need for these services in our market area and that these activities could be profitable.

Market Area

Our primary market includes the Cities of Suffolk and Franklin and the County of Isle of Wight as well as portions of Southampton, Surry and Sussex Counties on the rapidly growing western edge of southside Hampton Roads. Surry County is directly south across the James River from Williamsburg, Virginia, while Smithfield and Suffolk are directly south across the James River from Newport News, Virginia.

The greater Hampton Roads area has a population of 1.6 million people and is the 31st largest metropolitan statistical area in the United States, the fifth largest such area in the southeastern United States, and the second largest such area between Washington, D.C. and Atlanta, according to the United States Census Bureau. This metropolitan statistical area includes southside Hampton Roads and the cities of Newport News, Hampton, Franklin, Williamsburg and Poquoson and the counties of Gloucester, Isle of Wight, James City, Mathews, Southampton, Surry and York in Virginia and Currituck County in North Carolina. Southside Hampton Roads represents over 60% of the population of the Hampton Roads area.

Hampton Roads boasts an economy that is perennially strong and diverse. According to the Old Dominion University Economic Forecasting Project, the area has not experienced a year of actual negative economic growth, or recession, since 1975, with government, military, information technology, research, transportation and shipping, shipbuilding, the medical industry and tourism all serving as major growth engines for the region. Unemployment is consistently below that of the national average. Employment rates in Hampton Roads increased six percent between 1999 and 2004, which was four times the national average, and the unemployment rate as of April 30, 2006 was 3.5%. In addition, the median household income for Hampton Roads metropolitan statistical area was $50,959 in 2005, according to Environmental Systems Research Institute, Inc. This median income level is projected to grow 18.9% by 2010.

Hampton Roads’ strategic, mid-Atlantic location and transportation network provide swift access to world and domestic markets. Over two-thirds of the population and marketplace of the United States are within 750 miles. For example:

•	As one of the most successful commercial shipping ports in the United States, the Port of Hampton Roads links Virginia and the mid-Atlantic area to more than 250 ports in over 100 countries. It is the second largest volume port on the east coast in terms of general cargo, and the leading U.S. port in total tonnage. In addition, this port is the U.S. leader in coal exports. The coal loading facilities in the Port of Hampton Roads are able to load in excess of 65 million tons annually, giving the port the largest and most efficient and modern coal loading facilities in the world.

•	Located well within a 30 minute commute of most business and residential areas in the region. Norfolk International and Newport News/Williamsburg Airports provide air service to over four million passengers annually.

•	Hampton Roads is home to the corporate headquarters of Norfolk Southern Corporation, as well as its mid-Atlantic terminus. Its network of railroad tracks offers service to approximately half of the United States.

•	Franklin is home to the major paper plant of International Paper and Smithfield is the corporate headquarters of Smithfield Foods.

Strong military presence in the Hampton Roads area provides over $11 billion into the local economy annually. All of the armed forces are represented in the area, including Langley Air Force Base and Naval Station Norfolk (the largest Naval installation in the world). Major research institutions, including NASA’s Langley and Jefferson Labs, and the new U.S. Joint Forces Command management of Joint Warfare System in Suffolk, are bringing high-tech talent and investment into the area. Tourism also remains an important economic focus with attractions such as Jamestown and Colonial Williamsburg, the Chesapeake Bay, and Virginia Beach attracting visitors from around the world.

As of June 30, 2005 (the most recent date for which such data is available), our primary market area was serviced by 13 financial institutions with 46 banking offices. Almost all of the institutions operating within our primary market area are large national, regional or super-regional banks. With the exception of two local banks, Farmers Bank and SuffolkFirst Bank, none of these financial institutions are headquartered in our primary market area.

Lending Policy

We aggressively seek creditworthy borrowers within our primary market area. As of June 30, 2006, our loan portfolio was comprised of the following:

Loan Classification	Percentage of Total Loans
Real estate-related loans	72.4%
Commercial loans	10.7%
Consumer loans	16.9%

Loan Approval and Review

Our loan approval policies provide for various levels of officer lending authority. When the total amount of loans to a single borrower exceeds an individual officer’s lending authority, an officer with a higher lending limit or our director loan committee determines whether to approve the loan request. As part of its lending policy, we do not make loans to our directors or executive officers unless a majority of its disinterested board members approves the loan and the terms of the loan are no more favorable than would be available to any other borrower similarly situated.

Lending Limits

Our lending activities are subject to a variety of lending limits imposed by federal law. Differing limits apply based on the type of loan and the nature of the borrower, including the borrower’s relationship to the Bank. In general, however, the Bank is able to loan any one borrower a maximum principal amount equal to either:

•	15% of the Bank’s capital and surplus; or

•	25% of its capital and surplus if the excess over 15% is within federal guidelines, which provides an exception to the 15% limit for debt secured by readily marketable collateral, as defined by OCC regulations.

Currently, our legal lending limit is approximately $500,000. If the entire offering is sold, our legal lending limit could increase 200%, allowing the bank to make larger loans and become more competitive in commercial and real estate lending.

We comply with the statutory lending limits, as described above. Our legal lending limits will increase or decrease as our capital increases or decreases as a result of, among other reasons, our earnings or losses. We may sell loan participations to other financial institutions to meet the needs of customers requiring loans above these limits.

Real Estate Loans

The Bank makes and holds real estate-related loans, consisting primarily of mortgage loans, home equity lines of credit and non-farm, non-residential loans secured by real estate (typically owner-occupied commercial buildings). The Bank is involved in both the originating and servicing of its first and second mortgage loans, and generally requires an aggregated loan-to-value ratio of no more than 80%. For construction loans, the Bank requires a first lien position on the land associated with the project with terms not exceeding one year. Loan disbursements on construction loans require on-site inspections to assure the project is on budget and that the loan proceeds are not being diverted to another project. The loan-to-value ratios for construction loans are typically 80% of the lower of the as-built appraised value or project cost, and a maximum of 90% if the loan is amortized. The Bank also offers home equity lines of credit, which equaled approximately 3.3% of the Bank’s total loans, as of June 30, 2006, and have interest rate terms that are variable rather than fixed.

As of June 30, 2006, approximately 51.3% of the Bank’s real estate-related loans had interest rate terms that are variable or carried a term of 12 months or less. Additionally, the terms of the Bank’s real estate loans generally do not exceed five years. Loans for construction can present a high degree of risk to the lender and depend upon, among other things, the builder’s ability to sell the home to a buyer, the buyer’s ability to obtain permanent financing and the construction project’s ability to produce income in the interim.

Commercial Loans

The Bank’s commercial lending is directed principally toward small to medium-size businesses whose demands for funds fall within the legal lending limits of the Bank. The Bank’s commercial loans are made to individual, partnership or corporate borrowers, and are obtained for a variety of business purposes. Of the Bank’s commercial loans as of June 30, 2006, approximately 73.8% were adjustable-rate loans or mature within one year and 26.2% had maturities extending beyond 12 months but less than 60 months. Risks associated with these loans can be significant and include, but are not limited to, fraud, bankruptcy, economic downturn, deteriorated or non-existing collateral and changes in interest rates.

Consumer Loans

The Bank makes consumer loans, consisting primarily of installment loans to individuals for personal, family and household purposes, including loans for automobiles, home improvements and investments. Almost all of the Bank’s consumer loans are fixed rate loans generally with maturities ranging from 3 to 5 years. Risks associated with consumer loans include, but are not limited to, fraud, deteriorated or non-existing collateral, general economic downturn and customer financial problems.

Investments

In addition to its loan operations, the Bank makes other investments primarily in obligations of the United States or obligations guaranteed as to principal and interest by the United States and other taxable securities. The Bank also may invest in certificates of deposits in other financial institutions. The amount invested in such time deposits, as viewed on an institution by institution basis, would not exceed $100,000. Therefore, the amounts invested in certificates of deposit are fully insured by the FDIC. No investment held by the Bank exceeds any applicable limitation imposed by law or regulation. Our asset and liability management committee reviews the investment portfolio on an ongoing basis to ascertain investment profitability and to verify compliance with the Bank’s investment policies.

Deposits

The Bank’s core deposits include checking accounts, money market accounts, a variety of certificates of deposit and IRA accounts. The Bank’s primary sources of deposits are residents of, and businesses and their employees located in Isle of Wight County. The Bank has obtained its deposits primarily through personal solicitation by its officers and directors and advertisements published in the local media. We plan to continue generating deposits by offering competitively priced deposit services, including demand deposits, regular savings accounts, money market deposits, certificates of deposit, retirement accounts and other legally permitted deposit or fund transfer services.

Other Banking Services

In addition to its lending and deposit products and services, we offer mortgage brokering, debit cards, travelers’ checks, notary public services, wire services, safe deposit box rental, ATM services, On-Call telephone banking, and other traditional bank services to its customers.

Asset and Liability Management

The Bank has established an asset and liability management committee to manage its assets and liabilities. The goal of this committee is to maintain an optimum and stable net interest margin, a profitable after-tax return on assets and return on equity and adequate liquidity. The committee conducts these management functions within the framework of written loan and investment policies that the Bank has adopted. The committee also attempts to maintain a balanced position between rate sensitive assets and rate sensitive liabilities. Specifically, the committee charts the Bank’s assets and liabilities on a matrix by maturity and interest adjustment period and attempts to manage any gaps in maturity ranges.

Employees

As of June 30, 2006, the Bank has a total of 15 full time equivalent employees. CNB does not have any employees who are not also employees of Citizens National Bank.

Competition

The financial services industry remains highly competitive and constantly evolving. We experience strong competition in all aspects of our business. The majority of our competitors have substantially greater resources and lending limits than Citizens National Bank has and provide other services, such as extensive and established branch networks and trust services, which we do not expect to provide in the near future. As a result of these competitive factors, Citizens National Bank may have to pay higher interest rates to attract depositors or extend credit with lower interest rates to attract borrowers. Competition for deposits and loans is affected by factors such as interest rates offered, the number and location of branches, types of products offered, and reputation of the institution. We believe that our pricing of products has remained competitive, but our historical success is primarily attributable to high quality service and community involvement.

Based upon total deposits at June 30, 2005 (the most recent date for which such data is available) as reported to the Federal Deposit Insurance Corporation, we held $23.7 million in deposits, or 1.95% of total deposits in our market area consisting of the cities of Franklin and Suffolk and the Counties of Isle of Wight, Southampton, Surry and Sussex. Twelve other financial institutions, with a total of 45 branches, also served our market area.

Properties

Banking operations began in the second quarter of 2003 at a temporary modular facility that was located on the site for our permanent office building, located at 11407 Windsor Blvd., Windsor, Virginia. We leased the modular facility at a monthly rate of approximately $4,500 until the completion of the construction of our permanent facility. Construction of our permanent office building, with approximately 7,000 square feet of finished office space with space for expansion, began in August, 2003 and was completed in March, 2004, at which time we began operations in the permanent office building. Our permanent office building is in good operating condition and is adequate for our present and anticipated future needs.

Legal Proceedings

In the ordinary course of our operations, we may become party to legal proceedings. Currently, we are not party to any material legal proceedings.

MANAGEMENT

The Board of Directors

Our board of directors currently consists of 20 members. The following table shows for each director: (a) his or her name, (b) his or her age at September 15, 2006, (c) his or her position(s) with CNB Bancorp, and (d) his or her principal occupation and business experience for the past five years. Except as otherwise indicated, each director has been engaged in his or her present principal occupation for more than five years.

NAME (AGE)	DIRECTOR SINCE	POSITION WITH THE COMPANY AND BUSINESS EXPERIENCE
D. C. (Hewitt) Bowman (77)	2005	Director.	Broker for Coldwell Bankers Professional Realtors; Former Owner of Venture Properties, Inc.

Judy D. Brown (60)	2001	Director.	Vice President – Marketing & Business Development of the Company. Thirty eight years experience in the banking industry.

Allen E. Brown (61)	2001	Vice Chairman.	Vice President and manager of Nu-Image Inc.

Brenton D. Burgess (49)	2004	Director.	Principal of CPA firm, Burgess & Company, PC.

Oliver D. Creekmore (62)	2005	Director.	President and CEO of the Company. Thirty four years of banking experience ranging from lender to President & CEO in community bank setting.

Clem E. Dalton (66)	2002	Director.	Co-owner and Vice President of Dale’s Garage, Used Cars and Wrecker Service, Inc.

J. Larry Darden (50)	2001	Director.	Self-employed farmer.

Harold F. Demsko (47)	2001	Director.	Practicing dentistry in Windsor since 1985.

Tommy J. Duncan (53)	2005	Director.	Secretary/Treasurer of Custom Locators-USA, Inc.; Owner of Southeast Vending, LLC

William E. Goodwin (68)	2005	Director.	Retired; Former Owner of Suffolk Sanitary Supply Co., Inc.

Anna M. Nash (54)	2005	Director.	Independent Private Duty Nurse; Tandem Health Care of Windsor – MDS Department; Vice President of Nash Trucking Company

Susan Worrell O’Connell (37)	2001	Director.	Coordinator and previous Program Support Specialist with Southeastern Cooperative Educational Programs.

Marcia C. Patterson (49)	2001	Director.	Private Investment Property Manager.

Gerald D. Scheimberg (59)	2001	Director.	President of Foot Care of Hampton Roads PC.

William L. Shelton (62)	2005	Director.	President of A&S of Tidewater, Inc.; Owner of Aston Turf; Farmer and Real Estate Investor

Michael G. Smith (55)	2001	Director.	President of M.G. Smith Building Company, Inc.

Robert E. Spencer, Jr. (65)	2004	Chairman.	Thirty four years of banking experience, including 13 years as President/CEO of community banks and four years as a senior officer of an SEC reporting community bank.

G. Stewart Tyler (63)	2001	Director.	Owner and Agent Appraiser for Right of Way Acquisitions & Appraisals, Inc.

Gene Worrell (76)	2001	Director.	Retired.

Lester A. Younkins (67)	2005	Director.	Retired – Mechanical Engineer; Manager-Product Development – ITW/Southland

Executive Officers

The following table shows for each of our executive officers: (a) his or her name, (b) his or her age at September 15, 2006, (c) how long he or she has been an officer of the Company, (d) his or her positions with the Company and the Bank, and (e) his or her business experience for the past five years.

NAME (AGE)	OFFICER SINCE	POSITION WITH THE COMPANY AND THE BANK AND BUSINESS EXPERIENCE
Elizabeth T. Beale (34)	2003	Vice President, Chief Financial Officer, Cashier and Compliance Officer. Formerly, taught accounting, economics and computer technology at a local high school from 2000 through 2003; corporate accountant at James River Bankshares, Inc. from 1995 through 2000; and worked for Bank of Suffolk in various operational capacities from 1994 through 1995.

Judy D. Brown (60)	2003	Vice President and Marketing and Business Development Officer; Director. Formerly, worked for Farmers Bank in various operations capacities from 1964 through 2000, rising to Vice President and Branch Manager in 1998.

Jerry R. Bryant (57)	2003	Vice President and Senior Loan Officer. Formerly, Executive Vice President at First Virginia Bank – Hampton Roads from 2001 through 2002, working in business development and commercial lending; President, CEO and Director at James River Bank (formerly The Bank of Waverly) from 1996 through 2001; and worked for The Bank of Franklin in various capacities from 1971 through 1996, rising to President, Cashier and Director in 1978.

Oliver D. Creekmore (62)	2005	President and CEO; Director. Formerly, Senior Vice President and Business Services Officer at BB&T from 2003 through 2005; Senior Vice President at First Virginia Bank – Hampton Roads from 2001 through 2003; Executive Vice President at James River Bank/Colonial (formed by merger of Bank of Suffolk and Bank of Isle of Wight) from 2000 through 2001; President and Chief Executive Officer of Bank of Isle of Wight from 1998 through 2000; Executive Vice President and Cashier at Bank of Isle of Wight from 1991 through 1998; and worked for Signet Bank in various capacities from 1969 to 1991, rising to Vice President.

Security Ownership of Management

The following table sets forth for each director, the executive officers named in the Summary Compensation Table, and all directors and executive officers as a group: (i) the number of shares of our common stock beneficially owned on October 2, 2006, and (ii) such person’s or group’s percentage ownership of outstanding shares of our common stock on such date. Beneficial ownership includes shares, if any, held in the name of the spouse, minor children or other relatives of a director living in such person’s home, as well as shares, if any, held in the name of another person under an arrangement whereby the director or executive officer can vest title in himself at once or at some future time. Except as set forth below, we are not aware of any shareholder that beneficially owns 5% or more of the outstanding shares of our common stock. All of our directors and executive officers receive mail at our principal executive office at Citizens National Bank, P.O. Box 100, Windsor, Virginia 23487.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class(1)
Directors:
Bowman, D. C. (Hewitt)	15,500	(2)	1.82%
Brown, Judy D.	34,350	(3)	3.97%
Brown, Allen E.	15,750	(4)	1.84%
Burgess, Brenton D.	18,950	(5)	2.24%
Creekmore, Oliver D.	9,300	(6)	1.10%
Dalton, Clem E.	17,123	(7)	2.00%
Darden, J. Larry	17,400	(8)	2.03%
Demsko, Harold F.	43,125	(9)	4.99%
Duncan, Tommy J.	110,250	(10)	12.11%
Goodwin, William E.	52,647	(11)	6.18%
Nash, Anna M.	16,406	(12)	1.93%
O’Connell, Susan W.	25,125	(13)	2.93%
Patterson, Marcia C.	24,375	(14)	2.85%
Scheimberg, Gerald D.	22,875	(15)	2.67%
Shelton, William L.	9,800	(16)	1.15%
Smith, Michael G.	39,909	(17)	4.63%
Spencer, Jr., Robert E.	9,300	(18)	1.10%
Tyler, G. Stewart	24,450	(19)	2.85%
Worrell, Gene E.	28,875	(20)	3.37%
Younkins, Lester A.	11,399	(21)	1.34%
All Directors and Executive Officers as a Group (22 persons)	552,909		52.64%

(1)	Percentages are based on 847,429 shares outstanding, plus the number of shares beneficially owned by the named persons in connection with the vested portion of his or her exercisable option and/or warrant that are not included in the 847,429, which additional number of shares equal 221,777.
(2)	Includes 2,000 shares subject to outstanding exercisable options.
(3)	Includes 17,625 shares subject to outstanding exercisable options and warrants.
(4)	Includes 7,500 shares subject to outstanding exercisable warrants.
(5)	Includes 200 shares subject to outstanding exercisable options and 18,000 shares owned by Patient Care, Inc, pursuant to a written voting agreement.

(6)	Includes 1,800 shares subject to outstanding exercisable options and 2,775 shares owned by G. Stewart Tyler, pursuant to a written voting agreement.
(7)	Includes 7,500 shares subject to outstanding exercisable warrants.
(8)	Includes 8,625 shares subject to outstanding exercisable warrants.
(9)	Includes 16,500 shares subject to outstanding exercisable warrants.
(10)	Includes 62,625 shares subject to outstanding exercisable options.
(11)	Includes 4,998 shares subject to outstanding exercisable options.
(12)	Includes 3,705 shares subject to outstanding exercisable options.
(13)	Includes 9,750 shares subject to outstanding exercisable warrants.
(14)	Includes 7,500 shares subject to outstanding exercisable warrants.
(15)	Includes 9,000 shares subject to outstanding exercisable warrants.
(16)	Includes 2,000 shares subject to outstanding exercisable options.
(17)	Includes 15,000 shares subject to outstanding exercisable warrants.
(18)	Includes 1,800 shares subject to outstanding exercisable options.
(19)	Includes 9,750 shares subject to outstanding exercisable warrants.
(20)	Includes 9,750 shares subject to outstanding exercisable warrants.
(21)	Includes 2,399 shares subject to outstanding exercisable options.

Director Compensation

We do not intend to compensate our directors separately for their services as directors until our net profits exceed our net losses since inception on a cumulative basis. Thereafter, we intend to adopt a reasonable compensatory policy for our directors.

Organizing Directors’ Shares and Warrants

We issued to each organizing director a warrant to purchase one share of common stock for each share the organizer purchased in the Company’s initial public offering for which they are the beneficial holder, up to an aggregate of 153,750 shares. During 2004, 4,500 vested warrants were exercised and 13,500 outstanding warrants were terminated. The remaining 137,500 warrants issued to organizing directors continue to be held by our organizing directors and vested fully in 2005 at an exercisable price of $6.67 per share.

Executive Compensation

The following table shows information for 2005 with regard to compensation for services rendered in all capacities to the Company by its Chief Executive Officer and President, Oliver D. Creekmore and Robert E. Spencer, Jr., who served as the Company’s President and Chief Executive Officer until March 15, 2005. Currently, no other executive officer receives compensation of $100,000 or more. All compensation paid through April 28, 2003 was paid by CNB Bancorp, LLC. From April 29, 2003, all compensation was paid by Citizens National Bank.

Summary Compensation Table

Name and Position	Year	Annual Compensation (1)		Long-Term Compensation Awards	All Other Compensation ($) (2)
		Salary ($)	Bonus ($)	Options (#)
Oliver D. Creekmore President and Chief Executive Officer	2005 2004 2003	93,380 0 0	0 0 0	1,800 0 0	5,603 0 0

Robert E. Spencer, Jr. (3) Chairman	2005 2004 2003	46,690 43,098 0	0 0 0	1,800 0 0	3,663 1,508 0

(1)	The aggregate value of “other annual compensation” does not meet the minimum amount required for disclosure under the Securities and Exchange Commission’s regulations and is therefore omitted.
(2)	Consists of contributions to the Company’s 401(k) made by the Company on behalf of executive.
(3)	For the period of July 26, 2004 – March 15, 2005, Mr. Spencer served as the Company’s President and CEO, and for the period of March 15, 2005 – May 8, 2006, Mr. Spencer served as the Company’s CEO.

Robert E. Spencer, Jr., Chairman of the Company, was employed pursuant to an oral agreement whereby Mr. Spencer devoted twenty to thirty hours per week to his duties as CEO and was paid $46,690 annually. Mr. Spencer was also entitled to benefits that were available to all employees of the Bank.

Oliver D. Creekmore, President and Chief Executive Officer of the Company, is employed pursuant to a written Employment Agreement dated March 14, 2005. The agreement was for an initial period of one year, but automatically renews for successive additional one year terms unless the agreement is terminated in writing by either Mr. Creekmore or the Company with at least 60 days prior notice. As of September 15, 2006, neither party has given such notice. Under the terms of the agreement, Mr. Creekmore’s compensation includes:

•	A base salary of $93,380 per year;

•	Eligibility to receive an annual incentive bonus; and

•	Other customary benefits such as health and life insurance, use of an automobile, travel expenses and membership to business and social organizations.

Mr. Creekmore’s agreement also provides for a payment in the event of a change in control of the company, as well as non-competition and non-solicitation provisions.

Option Grants in Fiscal Year 2005 to Named Executive Officers

Name	Number of Options Granted	Percent of Total Options Granted to Employees in 2005	Exercise Price	Expiration Date
Oliver D. Creekmore	1,800	2.1%	$8.67	December 14, 2015
Robert E. Spencer, Jr.	1,800	2.1%	$8.67	December 14, 2015

Outstanding Stock Options to Named Executive Officers

Name	Number of Outstanding Options Exercisable / Unexercisable	Value of Unexercised In-the- Money(1) Options Exercisable / Unexercisable
Oliver D. Creekmore	1,800 / 0	$594 / 0
Robert E. Spencer	1,800 / 0	$594 / 0

(1)	Based on a fair market price of $9.00 at December 31, 2005, based on the last trade known by management.

Relationships and Related Transactions

We have banking and other business transactions in the ordinary course of business with our directors and officers and their affiliates, including members of their families, corporations, partnerships or other organizations in which such directors and officers have a controlling interest. These transactions take place on substantially the same terms (including price, interest rate and collateral) as those prevailing at the same time for comparable transactions with unrelated parties. In the opinion of management, these transactions do not involve more than the normal risk of collectibility or present other unfavorable features to us.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 10,000,000 shares of common stock, par value $0.01 per share and 1,000,000 shares of preferred stock, no par value. As of October 2, 2006, there were 847,429 shares of common stock issued and outstanding held by approximately 990 shareholders of record. The issued shares of common stock represent non-withdrawable capital, are not accounts of an insurable type, and are not federally insured. We do not have any shares of preferred stock issued or outstanding.

Common Stock

Voting Rights

Each holder of shares of common stock is entitled to one vote per share held on any matter submitted to a vote of shareholders. There are no cumulative voting rights in the election of directors.

Dividends

Holders of shares of common stock are entitled to receive dividends when and as declared by the board of directors out of funds legally available therefor. We are a corporation separate and distinct from Citizens National Bank. Since most of our revenues will be received by us in the form of dividends or interest paid by our subsidiaries, our ability to pay dividends will be subject to regulatory restrictions as described in “Market for our Common Stock” on page 14 and “Supervision and Regulation—Payment of Dividends” on page 56.

No Preemptive or Conversion Rights

Holders of shares of our common stock do not have preemptive rights to purchase additional shares of our common stock, and have no conversion or redemption rights.

Calls and Assessments

All of the issued and outstanding shares of our common stock are non-assessable.

Liquidation Rights

In the event of our liquidation, dissolution or winding up, the holders of shares of our common stock shall be entitled to receive, in cash or in kind, our assets available for distribution remaining after payment or provision for payment of our debts and liabilities.

Preferred Stock

Our board of directors is empowered to authorize the issuance, in one or more series, of shares of preferred stock at such times, for such purposes and for such consideration as it may deem advisable without shareholder approval. Our board is also authorized to fix the designations, voting, conversion, preference and other relative rights, qualifications and limitations of any such series of preferred stock.

Our board of directors, without shareholder approval, may authorize the issuance of one or more series of preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of our common stock and, under certain circumstance, discourage an attempt by others to gain control of us.

The creation and issuance of any series of preferred stock, and the relative rights, designations and preferences of such series, if and when established, will depend upon, among other things, our future capital needs, then existing market conditions and other factors that, in the judgment of the board, might warrant the issuance of preferred stock.

Certain Provisions of Our Articles of Incorporation and Bylaws and Virginia Law

General

Our articles of incorporation and bylaws contain provisions that could make more difficult an acquisition of us by means of a tender offer, a proxy contest or otherwise. These provisions are expected to discourage specific types of coercive takeover practices and inadequate takeover bids as well as to encourage persons seeking to acquire control to first negotiate with us. Although these provisions may have the effect of delaying, deferring or preventing a change in control, we believe that the benefits of increased protection through the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the company outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

Classified Board of Directors

Our articles and bylaws divide the board of directors into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the board of directors will be elected at each annual meeting of shareholders. The classification of directors, together with the provisions in the articles and bylaws described below that limit the ability of shareholders to remove directors and that permit the remaining directors to fill any vacancies on the board of directors, will have the effect of making it more difficult for shareholders to change the composition of the board of directors. As a result, at least two annual meetings of shareholders may be required for the shareholders to change a majority of the directors, whether or not a change in the board of directors would be beneficial and whether or not a majority of shareholders believe that such a change would be desirable.

Increasing the Number of Directors

Our articles and bylaws provide that our board of directors shall consist of not less than eight nor more than 25 persons.

Under Virginia law, a board of directors may change the number of directors within the range without shareholder action. Our board of directors may increase or decrease the number of directors anywhere between eight and twenty-five. In addition, the newly created directorships resulting from an increase in the number of authorized directors shall be filled by the affirmative vote of a majority of the directors then in office. As a result, if faced with an attempt to take control of our board, our directors may increase the size of the board and install directors opposed to the hostile takeover attempt.

Inability of Shareholders to Call Special Meetings

Pursuant to our bylaws, special meetings of shareholders may be called only by our president, our chief executive officer, the chairman of our board of directors or the board of directors. As a result, shareholders are not able to act on matters other than at annual shareholders meetings unless they are able to persuade the president, the chief executive officer, the chairman or a majority of the board of directors to call a special meeting.

Effects of Virginia Anti-Takeover Statutes

The Virginia Stock Corporation Act contains provisions governing “Affiliated Transactions.” Affiliated Transactions include certain mergers and share exchanges, material dispositions of corporate assets not in the ordinary course of business, any dissolution of the corporation proposed by or on behalf of an Interested Shareholder (as defined below), or reclassifications, including reverse stock splits, recapitalizations or mergers of the corporation with its subsidiaries which have the effect of increasing the percentage of voting shares beneficially owned by an Interested Shareholder by more than 5%. For purposes of the Virginia Act, an “Interested Shareholder” is defined as any beneficial owner of more than 10% of any class of the voting securities of a Virginia corporation.

The provisions governing Affiliated Transactions require that, for three years following the date upon which any shareholder becomes an Interested Shareholder, a Virginia corporation cannot engage in an Affiliated Transaction with such Interested Shareholder unless approved by the affirmative vote of the holders of two-thirds of the voting shares of the corporation, other than the shares beneficially owned by the Interested Shareholder, and by a majority (but not less than two) of the “Disinterested Directors.” A Disinterested Director means, with respect to a particular Interested Shareholder, a member of a corporation’s board of directors who (i) was a member before the later of January 1, 1988 and the date on which an Interested Shareholder became an Interested Shareholder and (ii) was recommended for election by, or was elected to fill a vacancy and received the affirmative vote of, a majority of the Disinterested Directors then on the board.

At the expiration of the three-year period, these provisions require approval of Affiliated Transactions by the affirmative vote of the holders of two-thirds of the voting shares of the corporation, other than those beneficially owned by the Interested Shareholder. After the three-year period has expired, the principal exceptions to the two-thirds voting requirement require either that the transaction be approved by a majority of the Disinterested Directors or that the transaction satisfy certain fair price requirements. In general, the fair price requirements provide that the shareholders must receive the highest per share price for their shares as was paid by the Interested Shareholder for his shares or the fair market value of their shares, whichever is higher. They also require that, during the three years preceding the announcement of the proposed Affiliated Transaction, all required dividends have been paid and no special financial accommodations have been accorded the Interested Shareholder unless approved by a majority of the Disinterested Directors.

None of the foregoing limitations and special voting requirements applies to an Affiliated Transaction with an Interested Shareholder whose acquisition of shares making such person an Interested Shareholder was approved by a majority of the corporation’s Disinterested Directors.

These provisions were designed to deter certain takeovers of Virginia corporations. In addition, the statute provides that, by affirmative vote of a majority of the voting shares other than shares owned by any Interested Shareholder, a corporation may adopt, by meeting certain voting requirements, an amendment to its articles of incorporation or bylaws providing that the Affiliated Transactions provisions shall not apply to the corporation. We have not adopted such an amendment.

The Virginia Stock Corporation Act also contains provisions regulating certain “control share acquisitions,” which are transactions causing the voting strength of any person acquiring beneficial ownership of shares of a public corporation in Virginia to meet or exceed certain threshold percentages (20%, 33 1/3% or 50%) of the total votes entitled to be cast for the election of directors. Shares acquired in a control share acquisition have no voting rights unless: (i) the voting rights are granted by a majority vote of all outstanding shares other than those held by the acquiring person or any officer or employee director of the corporation, or (ii) the articles of incorporation or bylaws of the corporation provide that these Virginia law provisions do not apply to acquisitions of its shares. The acquiring person may require that a special meeting of the shareholders be held to consider the grant of voting rights to the shares acquired in the control share acquisition. These provisions were designed to deter certain takeovers of Virginia public corporations.

Limitations on Liability of Officers and Directors

As permitted by the Virginia Stock Corporation Act, our Articles of Incorporation contain provisions that permit us to indemnify our directors and officers to the full extent permitted by Virginia law and eliminate the personal liability of our directors and officers for monetary damages to us or our shareholders for breach of their fiduciary duties, except to the extent that Virginia law prohibits indemnification or elimination of liability. These provisions do not limit or eliminate our rights or the rights of any shareholder to seek an injunction or any other non-monetary relief in the event of a breach of a director’s or officer’s fiduciary duty. In addition, these provisions apply only to claims against a director or officer arising out of his or her role as a director or officer and do not relieve a director or officer from liability if he or she engaged in willful misconduct or a knowing violation of the criminal law or any federal or state securities law.

The rights of indemnification provided in our Articles of Incorporation are not exclusive of any other rights that may be available under any insurance or other agreement, by vote of shareholders or disinterested directors or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission this type of indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Shares Eligible for Future Sale

All of the shares that we will issue in this offering will be freely tradable without restriction or registration under the Securities Act, unless acquired by our affiliates or acquired by a person who is subject to an agreement not to sell as described in the “Underwriting” section below.

As of October 2, 2006, we had 847,429 shares of common stock outstanding. Of this amount, approximately 350,107 shares of our common stock are held by persons who may be deemed to be our affiliates under the Securities Act. Shares held by our affiliates and may be resold by the holders only in transactions registered under the Securities Act or permitted by the provisions of Rule 144.

Rule 144 under the Securities Act defines an affiliate of an issuer as a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with the issuer. Rule 405 under the Securities Act defines the term “control” to mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of the person whether through the ownership of voting securities, by contract, or otherwise. All of our directors and executive officers will likely be deemed to be affiliates of us.

In general, under Rule 144, any person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year, including affiliates, and any affiliate who holds shares sold in a public offering, may sell, within any three-month period, a number of such shares that does not exceed the greater of 1% of the then outstanding shares or the average weekly trading volume of the shares during the four calendar weeks preceding the sale. Rule 144 also requires that the securities must be sold in “brokers’ transactions,” as defined in the Securities Act, and the person selling the securities may not solicit orders or make any payment in connection with the offer or sale of securities to any person other than the broker who executes the order to sell the securities. After restricted securities are held for two years, a person who is not deemed an affiliate of us may sell shares under Rule 144 without regard to the volume and manner of sale limitations described above. Sales of shares by our affiliates will continue to be subject to the volume and manner of sale limitations.

We cannot predict the effect, if any, that future sales of shares, or the availability of shares for future sales, will have on the market price prevailing from time to time. Sales of substantial amounts of shares, or the perception that such sales could occur, could adversely affect the prevailing market price of the shares.

SUPERVISION AND REGULATION

Both the Company and the Bank are subject to extensive state and federal banking regulations that impose restrictions on and provide for general regulatory oversight of their operations. These laws are generally intended to protect depositors and not shareholders. The following discussion describes the material elements of the regulatory framework that applies to us.

The Company

The Company owns all of the capital stock of the Bank; therefore, it is a bank holding company under the Bank Holding Company Act of 1956. As a result, the Company is primarily subject to the supervision, examination, and reporting requirements of the Bank Holding Company Act and the regulations of the Federal Reserve Board. As a bank holding company registered under the Virginia Banking Act, the Virginia Bureau of Financial Institutions, a division of the Virginia State Corporation Commission, also regulates and monitors all significant aspects of the Company’s operations.

Acquisitions of Banks. The Bank Holding Company Act requires every bank holding company to obtain the Federal Reserve Board’s prior approval before:

•	acquiring direct or indirect ownership or control of any voting shares of any bank if, after the acquisition, the bank holding company will directly or indirectly own or control more than 5% of the bank’s voting shares;

•	acquiring all or substantially all of the assets of any bank; or

•	merging or consolidating with any other bank holding company.

Additionally, the Bank Holding Company Act provides that the Federal Reserve Board may not approve any of these transactions if it would result in or tend to create a monopoly or substantially lessen competition or otherwise function as a restraint of trade, unless the anticompetitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served. The Federal Reserve Board is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the community to be served. The Federal Reserve Board’s consideration of financial resources generally focuses on capital adequacy, which is discussed below.

Under the Bank Holding Company Act, if adequately capitalized and adequately managed, the Company or any other bank holding company located in Virginia may purchase a bank located outside of Virginia. Conversely, an adequately capitalized and adequately managed bank holding company located outside of Virginia may purchase a bank located inside Virginia. In each case, however, restrictions, including the laws of other states, may be placed on the acquisition of a bank that has only been in existence for a limited amount of time or will result in specified concentrations of deposits.

Change in Bank Control. Subject to various exceptions, the Bank Holding Company Act and the Change in Bank Control Act, together with related regulations, require Federal Reserve Board approval prior to any person or company acquiring “control” of a bank holding company. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of the bank holding company. Control is rebuttably presumed to exist if a person or company acquires 10% or more, but less than 25%, of any class of voting securities and either:

•	the bank holding company has registered securities under Section 12 of the Securities Exchange Act of 1934; or

•	no other person owns a greater percentage of that class of voting securities immediately after the transaction.

Our common stock is registered under Section 12 of the Securities Exchange Act of 1934. The regulations provide a procedure for challenging the rebuttable presumption of control.

Permitted Activities. A bank holding company is generally permitted under the Bank Holding Company Act to engage in or acquire direct or indirect control of more than 5% of the voting shares of any company engaged in the following activities:

•	banking or managing or controlling banks; and

•	any activity that the Federal Reserve Board determines to be so closely related to banking as to be a proper incident to the business of banking.

Activities that the Federal Reserve Board has found to be so closely related to banking as to be a proper incident to the business of banking include:

•	factoring accounts receivable;

•	making, acquiring, brokering or servicing loans and usual related activities;

•	leasing personal or real property;

•	operating a non-bank depository institution, such as a savings association;

•	trust company functions;

•	financial and investment advisory activities;

•	conducting discount securities brokerage activities;

•	underwriting and dealing in government obligations and money market instruments;

•	providing specified management consulting and counseling activities;

•	performing selected data processing services and support services;

•	acting as agent or broker in selling credit life insurance and other types of insurance in connection with credit transactions; and

•	performing selected insurance underwriting activities.

Despite prior approval, the Federal Reserve Board may order a bank holding company or its subsidiaries to terminate any of these activities or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that the bank holding company’s continued ownership, activity or control constitutes a serious risk to the financial safety, soundness, or stability of it or any of its bank subsidiaries.

In addition to the permissible bank holding company activities listed above, a bank holding company may qualify and elect to become a financial holding company, permitting the bank holding company to engage in additional activities that are financial in nature or incidental or complementary to financial activity. The Bank Holding Company Act expressly lists the following activities as financial in nature:

•	lending, trust and other banking activities;

•	insuring, guaranteeing, or indemnifying against loss or harm, or providing and issuing annuities, and acting as principal, agent, or broker for these purposes, in any state;

•	providing financial, investment, or advisory services;

•	issuing or selling instruments representing interests in pools of assets permissible for a bank to hold directly;

•	underwriting, dealing in or making a market in securities;

•	other activities that the Federal Reserve Board may determine to be so closely related to banking or managing or controlling banks as to be a proper incident to managing or controlling banks;

•	foreign activities permitted outside of the United States if the Federal Reserve Board has determined them to be usual in connection with banking operations abroad;

•	merchant banking through securities or insurance affiliates; and

•	insurance company portfolio investments.

To qualify to become a financial holding company, the Bank and any other depository institution subsidiary of the Company must be well capitalized and well managed and must have a Community Reinvestment Act rating of at least “satisfactory.” Additionally, the Company must file an election with the Federal Reserve Board to become a financial holding company and must provide the Federal Reserve Board with 30 days’ written notice prior to engaging in a permitted financial activity. While the Company meets the qualification standards applicable to financial holding companies, the Company has not elected to become a financial holding company at this time.

Support of Subsidiary Institution. Under Federal Reserve Board policy, the Company is expected to act as a source of financial strength for the Bank and to commit resources to support the Bank. This support may be required at times when, without this Federal Reserve Board policy, the Company might not be inclined to provide it. In addition, any capital loans made by the Company to the Bank will be repaid only after the Bank’s deposits and various other obligations are repaid in full. In the unlikely event of the Company’s bankruptcy, any commitment by it to a federal bank regulatory agency to maintain the capital of the Bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

The Bank

Since the Bank is chartered as a national bank, it is primarily subject to the supervision, examination and reporting requirements of the National Bank Act and the regulations of the OCC. The OCC regularly examines the Bank’s operations and has the authority to approve or disapprove mergers, the establishment of branches and similar corporate actions. The OCC also has the power to prevent the continuance or development of unsafe or unsound banking practices or other violations of law. Because the Bank’s deposits are insured by the FDIC to the maximum extent provided by law, it is also subject to certain FDIC regulations. The Bank is also subject to numerous state and federal statutes and regulations that affect its business, activities and operations.

Branching. National banks are required by the National Bank Act to adhere to branch office banking laws applicable to state banks in the states in which their main office is located. Under current Virginia law, the Bank may open branch offices throughout Virginia with the prior approval of the OCC. In addition, with prior regulatory approval, the Bank will generally be able to acquire existing banking operations in Virginia. Furthermore, federal legislation has been passed which permits interstate branching. These laws permit out-of-state acquisitions by bank holding companies, interstate branching by banks if allowed by state law, and interstate merging by banks.

Prompt Corrective Action. The Federal Deposit Insurance Corporation Improvement Act of 1991 established a system of prompt corrective action to resolve the problems of undercapitalized financial institutions. Under this system, the federal banking regulators have established five capital categories (well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized) in which all institutions are placed. The federal banking agencies have specified by regulation the relevant capital level for each category. Federal banking regulators are required to take various mandatory supervisory actions and are authorized to take other discretionary actions with respect to institutions in the three undercapitalized categories. The severity of the action depends upon the capital category in which the institution is placed. Generally, subject to a narrow exception, the banking regulator must appoint a receiver or conservator for an institution that is critically undercapitalized.

An institution that is categorized as undercapitalized, significantly undercapitalized, or critically undercapitalized is required to submit an acceptable capital restoration plan to its appropriate federal banking agency. A bank holding company must guarantee that a subsidiary depository institution meets its capital restoration plan, subject to various limitations. The controlling holding company’s obligation to fund a capital restoration plan is limited to the lesser of 5% of an undercapitalized subsidiary’s assets at the time it became undercapitalized or the amount required to meet regulatory capital requirements. An undercapitalized institution is also generally prohibited from increasing its average total assets, making acquisitions, establishing any branches or engaging in any new line of business, except under an accepted capital restoration plan or with FDIC approval. The regulations also establish procedures for downgrading an institution to a lower capital category based on supervisory factors other than capital.

FDIC Insurance Assessments. The FDIC has adopted a risk-based assessment system for insured depository institutions that takes into account the risks attributable to different categories and concentrations of assets and liabilities. The system assigns an institution to one of three capital categories: (1) well capitalized; (2) adequately capitalized; and (3) undercapitalized. These three categories are substantially similar to the prompt corrective action categories described above, with the “undercapitalized” category including institutions that are undercapitalized, significantly undercapitalized, and critically undercapitalized for prompt corrective action purposes. The FDIC also assigns an institution to one of three supervisory subgroups based on a supervisory evaluation that the institution’s primary federal regulator provides to the FDIC and information that the FDIC determines to be relevant to the institution’s financial condition and the risk posed to the deposit insurance funds. Assessments range from 0 to 27 cents per $100 of deposits, depending on the institution’s capital group and supervisory subgroup. In addition, the FDIC imposes assessments to help pay off the $780 million in annual interest payments on the $8 billion Financing Corporation bonds issued in the late 1980s as part of the government rescue of the thrift industry. This assessment rate is adjusted quarterly, and is set at 1.26 cents per $100 of deposits for the third quarter of 2006.

The FDIC may terminate its insurance of deposits if it finds that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order, or condition imposed by the FDIC.

Community Reinvestment Act. The Community Reinvestment Act requires that, in connection with examinations of financial institutions within their respective jurisdictions, the Federal Reserve Board, the FDIC, or the OCC, shall evaluate the record of each financial institution in meeting the credit needs of its local community, including low and moderate-income neighborhoods. These facts are also considered in evaluating mergers, acquisitions, and applications to open a branch or facility. Failure to adequately meet these criteria could impose additional requirements and limitations on the Bank. Since our aggregate assets are not more than $250 million, under the Gramm-Leach-Bliley Act, we are generally subject to a Community Reinvestment Act examination only once every 60 months if we receive an “outstanding” rating, once every 48 months if we receive a “satisfactory” rating and as needed if our rating is “less than satisfactory.” Additionally, we must publicly disclose the terms of various Community Reinvestment Act-related agreements.

Other Regulations. Interest and other charges collected or contracted for by the Bank are subject to state usury laws and federal laws concerning interest rates. For example, under the Service Members Civil Right Acts, which amended the Soldiers’ and Sailors’ Civil Relief Act of 1940, a lender is generally prohibited from charging an annual interest rate in excess of 6% on any obligation for which the borrower is a person on active duty with the United States military.

The Bank’s loan operations are subject to federal laws applicable to credit transactions, such as the:

•	Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

•	Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

•	Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

•	Fair Credit Reporting Act of 1978, governing the use and provision of information to credit reporting agencies;

•	Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies;

•	Soldiers’ and Sailors’ Civil Relief Act of 1940, as amended, governing the repayment terms of, and property rights underlying, secured obligations of persons in military service; and

•	rules and regulations of the various federal agencies charged with the responsibility of implementing these federal laws.

The deposit operations of the Bank are also subject to federal laws applicable to deposit transactions, such as the:

•	Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;

•	Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve Board to implement that act, which govern automatic deposits to and withdrawals from deposit accounts and customers’ rights and liabilities arising from the use of automated teller machines and other electronic banking services; and

•	rules and regulations of the various federal agencies charged with the responsibility of implementing these federal laws.

Capital Adequacy

The Company and the Bank are required to comply with the capital adequacy standards established by the Federal Reserve Board, in the case of the Company, and the OCC, in the case of the Bank. The Federal Reserve Board has established a risk-based and a leverage measure of capital adequacy for bank holding companies. Since the Company’s consolidated total assets are less than $150 million, under the Federal Reserve Board’s capital guidelines, our capital adequacy is measured on a bank-only basis, as opposed to a consolidated basis. The Bank is also subject to risk-based and leverage capital requirements adopted by the OCC, which are substantially similar to those adopted by the Federal Reserve Board for bank holding companies.

The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks and bank holding companies, to account for off-balance-sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off-balance-sheet items, such as letters of credit and unfunded loan commitments, are assigned to broad risk categories, each with appropriate risk weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance-sheet items.

The minimum guideline for the ratio of total capital to risk-weighted assets is 8%. Total capital consists of two components, Tier 1 Capital and Tier 2 Capital. Tier 1 Capital generally consists of common stock, minority interests in the equity accounts of consolidated deposit institution subsidiaries, noncumulative perpetual preferred stock in consolidated non-depository subsidiaries, and a limited amount of qualifying cumulative perpetual preferred stock, less goodwill and other specified intangible assets. Tier 1 Capital must equal at least 4% of risk-weighted assets. Tier 2 Capital generally consists of subordinated debt, other preferred stock, and a limited amount of loan loss reserves. The total amount of Tier 2 Capital is limited to 100% of Tier 1 Capital. At June 30, 2006, our consolidated ratio of total capital to risk-weighted assets was 14.40% and our consolidated ratio of Tier 1 Capital to risk-weighted assets was 13.24%.

In addition, the Federal Reserve Board has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum ratio of Tier 1 Capital to average assets, less goodwill and other specified intangible assets, of 3% for bank holding companies that meet specified criteria, including having the highest regulatory rating and implementing the Federal Reserve Board’s risk-based capital measure for market risk. All other bank holding companies generally are required to maintain a leverage ratio of at least 4%. At June 30, 2006, our consolidated leverage ratio was 10.18%. The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without reliance on intangible assets. The Federal Reserve Board considers the leverage ratio and other indicators of capital strength in evaluating proposals for expansion or new activities.

Failure to meet capital guidelines could subject a bank or bank holding company to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on accepting brokered deposits, and certain other restrictions on its business. As described above, significant additional restrictions can be imposed on FDIC-insured depository institutions that fail to meet applicable capital requirements.

Payment of Dividends

The Company is a legal entity separate and distinct from the Bank. The principal sources of the Company’s cash flow, including cash flow to pay dividends to its shareholders, are dividends that the Bank pays to its sole shareholder, the Company. Statutory and regulatory limitations apply to the Bank’s payment of dividends to the Company as well as to the Company’s payment of dividends to its shareholders.

The Bank is required by federal law to obtain prior approval of the OCC for payments of dividends if the total of all dividends declared by the Bank’s board of directors in any year will exceed (1) the total of the Bank’s net profits for that year, plus (2) the Bank’s retained net profits of the preceding two years, less any required transfers to surplus.

The payment of dividends by the Company and the Bank may also be affected by other factors, such as the requirement to maintain adequate capital above regulatory guidelines. If, in the opinion of the OCC, the Bank were engaged in or about to engage in an unsafe or unsound practice, the OCC could require, after notice and a hearing, that the Bank stop or refrain from engaging in the practice. The federal banking agencies have indicated that paying dividends that deplete a depository institution’s capital base to an inadequate level would be an unsafe and unsound banking practice. Under the Federal Deposit Insurance Corporation Improvement Act of 1991, a depository institution may not pay any dividend if payment would cause it to become undercapitalized or if it already is undercapitalized. Moreover, the federal agencies have issued policy statements that provide that bank holding companies and insured banks should generally only pay dividends out of current operating earnings.

Restrictions on Transactions with Affiliates

The Company and the Bank are subject to the provisions of Section 23A of the Federal Reserve Act. Section 23A places limits on the amount of:

•	a bank’s loans or extensions of credit to affiliates;

•	a bank’s investment in affiliates;

•	assets a bank may purchase from affiliates, except for real and personal property exempted by the Federal Reserve Board;

•	loans or extensions of credit to third parties collateralized by the securities or obligations of affiliates; and

•	a bank’s guarantee, acceptance or letter of credit issued on behalf of an affiliate.

The total amount of the above transactions is limited in amount, as to any one affiliate, to 10% of a bank’s capital and surplus and, as to all affiliates combined, to 20% of a bank’s capital and surplus. In addition to the limitation on the amount of these transactions, each of the above transactions must also meet specified collateral requirements. The Bank must also comply with other provisions designed to avoid the taking of low-quality assets.

The Company and the Bank are also subject to the provisions of Section 23B of the Federal Reserve Act which, among other things, prohibit an institution from engaging in the above transactions with affiliates unless the transactions are on terms substantially the same, or at least as favorable to the institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies.

The Bank is also subject to restrictions on extensions of credit to its executive officers, directors, principal shareholders and their related interests. These extensions of credit (1) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties, and (2) must not involve more than the normal risk of repayment or present other unfavorable features.

Privacy

Financial institutions are required to disclose their policies for collecting and protecting confidential information. Customers generally may prevent financial institutions from sharing nonpublic personal financial information with nonaffiliated third parties except under narrow circumstances, such as the processing of transactions requested by the consumer or when the financial institution is jointly sponsoring a product or service with a nonaffiliated third party. Additionally, financial institutions generally may not disclose consumer account numbers to any nonaffiliated third party for use in telemarketing, direct mail marketing or other marketing to consumers. The Right to Financial Privacy Act imposes a duty to maintain confidentiality of consumer financial records and prescribes policies and procedures to comply with the foregoing rules.

Anti-Terrorism and Money Laundering Legislation

The Bank is subject to the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the USA PATRIOT) as it amended the Bank Secrecy Act, and the rules and regulations of the Office of Foreign Assets Control (OFAC). These statutes and related rules and regulations impose requirements and limitations on specific financial transactions and account relationships, intended to guard against money laundering and terrorism financing. The Bank has established a customer identification program under Section 326 of the USA PATRIOT Act and the Bank Secrecy Act and has otherwise implemented procedures and policies to comply with those rules.

Federal Deposit Insurance Reform

On February 8, 2006, President Bush signed the Federal Deposit Insurance Reform Act of 2005 (FDIRA). The FDIC must adopt rules implementing the various provisions of FDIRA by November 5, 2006.

Among other things, FDIRA changes the Federal deposit insurance system by:

•	raising the coverage level for qualifying retirement accounts to $250,000, subject to future indexing;

•	the FDIC and the National Credit Union Administration are authorized to index deposit insurance coverage for inflation, for standard accounts and qualifying retirement accounts, every five years beginning April 1, 2010;

•	prohibiting undercapitalized financial institutions from accepting employee benefit plan deposits;

•	merging the Bank Insurance Fund and Savings Association Insurance Fund into a new Deposit Insurance Fund (the DIF); and

•	providing credits to financial institutions that capitalized the FDIC prior to 1996 to offset future assessment premiums.

FDIRA also authorizes the FDIC to revise the current risk-based assessment system, subject to notice and comment and caps the amount of the DIF at 1.50% of domestic deposits. The FDIC must issue cash dividends, awarded on a historical basis, for the amount of the DIF over the 1.50% ratio. Additionally, if the DIF exceeds 1.35% of domestic deposits at year-end, the FDIC must issue cash dividends, awarded on a historical basis, for half of the amount of the excess.

Proposed Legislation and Regulatory Action

New regulations and statutes are regularly proposed that contain wide-ranging proposals for altering the structures, regulations and competitive relationships of financial institutions operating and doing business in the United States. We cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which our business may be affected by any new regulation or statute.

Effect of Governmental Monetary Policies

Our earnings are affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The Federal Reserve Board’s monetary policies have had, and are likely to continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The monetary policies of the Federal Reserve Board affect the levels of bank loans, investments and deposits through its control over the issuance of United States government securities, its regulation of the discount rate applicable to member banks and its influence over reserve requirements to which member banks are subject. We cannot predict the nature or impact of future changes in monetary and fiscal policies.

UNDERWRITING

The underwriter, McKinnon & Company, Inc., 999 Waterside Drive, Suite 1200, Norfolk, Virginia, has agreed, subject to the terms and conditions contained in an underwriting agreement with us, to sell, as underwriter, on a best efforts basis, the shares being offered in the public offering. Because the public offering is on a best efforts basis, the underwriter is not obligated to purchase any shares if they are not sold to the public, and the underwriter is not required to sell any specific number or dollar amount of shares.

The underwriter has informed us that it proposes to offer the public offering shares as underwriter, subject to prior sale, when, as and if issued by us, in part to the public at the public offering price set forth on the cover page of this offering circular and in part through certain selected dealers to customers of such selected dealers at the public offering price. Each selected dealer will receive a commission of $0.24 for each share that it sells. The underwriter reserves the right to reject any order for the purchase of shares through it, in whole or in part.

Neither the rights offering nor the public offering is contingent upon the occurrence of any event or the sale of a minimum or maximum number of shares. Funds received in the offering (by us in the case of the rights offering and by the underwriter in the case of the public offering) will be deposited with and held by an escrow agent in a non-interest bearing account until the closing of the both the rights offering and public offering. Closing of both offerings is expected to occur on or about November 15, 2006.

The price of the shares offered in the rights offering were determined by us after consultation with the underwriter and were based on a variety of factors, including:

•	the per share book value of the common shares as of June 30, 2006,

•	the trading history of our common shares,

•	our operating history and prospects for future earnings,

•	our current performance,

•	the prospects of the banking industry in which we compete,

•	the general condition of the securities markets at the time of the offering, and

•	the prices of equity securities of comparable companies.

The price of the shares offered in the public offering was determined by negotiations between us and the underwriter. The factors mentioned above were considered in determining the price of the shares offered in the public offering.

The underwriter provides investment banking services to us from time to time in the ordinary course of business and has advised us on the structure of the rights offering. We will pay the underwriter a financial advisory fee equal to 1% of the price of the shares sold in the rights offering and a commission equal to 6% of the price of the shares sold in the public offering. We have agreed to indemnify the underwriter against certain civil liabilities, including liability under the Securities Act of 1933, as amended.

We will also pay our costs of both the rights offering and the public offering, which we expect to be $112,000.

LEGAL MATTERS

The validity of the shares of our common stock offered and certain other legal matters will be passed upon for us and the underwriter by the law firm of Powell Goldstein LLP.

EXPERTS

The consolidated statements of CNB Bancorp, Inc. and subsidiary as of December 31, 2005 and 2004, and for each of the years in the two-year period ended December 31, 2005, included herein and in the registration statement in reliance upon the report of Yount, Hyde & Barbour, P.C., independent registered public accounting firm, which is also included herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Securities Exchange Act of 1934, as amended, and we file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document that we file at the SEC’s public reference room facility located at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information regarding issuers, including us, that file documents with the SEC electronically through the SEC’s electronic data gathering, analysis and retrieval system known as EDGAR.

This prospectus is part of a registration statement filed by us with the SEC. Because the rules and regulations of the SEC allow us to omit certain portions of the registration statement from this prospectus, this prospectus does not contain all the information set forth in the registration statement. You may review the registration statement and the exhibits filed with such registration statement for further information regarding us and the shares of our common stock being sold by this prospectus. The registration statement and its exhibits may be inspected at the public reference facility of the SEC at the location described above.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CNB BANCORP, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

CNB Bancorp, Inc.

Windsor, Virginia

We have audited the accompanying consolidated balance sheets of CNB Bancorp, Inc. and subsidiary as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CNB Bancorp, Inc. and subsidiary as of December 31, 2005 and 2004 and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Winchester, Virginia

January 6, 2006

CNB BANCORP, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
(Dollars in thousands, except share data)	2005	2004
Assets
Cash and due from banks	$1,011	$491
Federal funds sold	2,187	258
Securities available-for-sale, at fair value (amortized cost of $6,423 on December 31, 2005 and $6,026 on December 31, 2004)	6,377	5,956
Loans, net of allowance for loan losses of $275 on December 31, 2005 and $151 on December 31, 2004	21,381	12,804
Premises and equipment, net	1,680	1,738
Other assets	184	134

Total assets	$32,820	$21,381

Liabilities and Shareholders’ Equity
Liabilities
Non-interest bearing deposits	$3,021	$2,065
Interest bearing deposits	26,399	15,560

Total deposits	29,420	17,625
Accrued interest payable	81	35
Other liabilities	21	28

Total liabilities	29,522	17,688

Shareholders’ Equity
Common stock, $.01 par, 10,000,000 shares authorized, 564,937 shares issued and outstanding at December 31, 2005 and 2004	6	6
Additional paid-in capital	5,564	5,439
Retained earnings (deficit)	(2,226)	(1,682)
Accumulated other comprehensive (loss)	(46)	(70)

Total shareholders’ equity	3,298	3,693

Total liabilities and shareholders’ equity	$32,820	$21,381

See Notes to Consolidated Financial Statements.

CNB BANCORP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended December 31,
(Dollars in thousands, except per share data)	2005	2004
Interest and Dividend Income
Loans, including fees	$1,382	$606
Investment securities, taxable	170	145
Federal funds sold	59	27

Total Interest and Dividend Income	1,611	778

Interest Expense,
Deposits	690	318

Total Interest Expense	690	318

Net Interest Income	921	460
Provision for Loan Losses	144	95

Net Interest Income after Provision for Loan Losses	777	365
Non-Interest Income
Service charges on deposit accounts	16	11
Other fees and commissions	137	86
Net realized (losses) on disposition of securities	(80)	—
Income from investment in title company	14	14
Mortgage broker fees	30	22
Other income	28	17

Total Non-Interest Income	145	150

Non-Interest Expense
Personnel	825	576
Occupancy and equipment	142	130
Professional fees	140	147
Advertising	35	33
Computer services	109	98
Other	215	182

Total Non-Interest Expense	1,466	1,166

Net (Loss)	$(544)	$(651)

Earnings (loss) per share, basic and diluted	$(0.96)	$(1.16)

Weighted average shares outstanding, basic and diluted	564,937	562,253

See Notes to Consolidated Financial Statements.

CNB BANCORP, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Years Ended December 31, 2005 and 2004

(Dollars in thousands)	Shares of Common Stock	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive (Loss)	Comprehensive (Loss)	Total
Balance - December 31, 2004	564,937	$6	$5,439	$(1,682)	$(70)		$3,693

Issuance of stock options	—	—	125	—	—		125

Comprehensive (loss):
Net loss	—	—	—	(544)	—	$(544)	(544)
Other comprehensive income:
Unrealized (loss) on securities available for sale	—	—	—	—		(56)
Reclassification adjustment						80

Other comprehensive income					24	24	24

Total comprehensive (loss)	—	—	—	—	—	$(520)	—

Balance - December 31, 2005	564,937	$6	$5,564	$(2,226)	$(46)		$3,298

Balance - December 31, 2003	561,137	$6	$5,401	$(1,031)	$(32)		$4,344

Exercise of warrants	3,000	—	30	—	—		30

Exercise of stock options	800	—	8	—	—		8

Comprehensive (loss):
Net loss	—	—	—	(651)	—	$(651)	(651)
Other comprehensive (loss), unrealized (loss) on securities available for sale	—	—	—	—	(38)	(38)	(38)

Total comprehensive (loss)	—	—	—	—	—	$(689)	—

Balance - December 31, 2004	564,937	$6	$5,439	$(1,682)	$(70)		$3,693

CNB BANCORP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
(Dollars in thousands)	2005	2004
Cash Flows From Operating Activities
Reconciliation of net (loss) to net cash (used in) operating activities:
Net (loss)	$(544)	$(651)
Provision for loan losses	144	95
Depreciation and amortization	102	87
Net accretion of securities	26	—
Realized loss on securities	80	—
Compensation expense related to stock option issuance	125	—
Changes in:
Interest receivable	(53)	(47)
Other assets	(5)	(6)
Interest payable	46	19
Other liabilities	(7)	(131)

Net cash (used in) operating activities	(86)	(634)

Cash Flows From Investing Activities
Purchase of available-for-sale securities	(4,523)	(9,914)
Proceeds from sales, calls and maturities of available-for-sale securities	4,020	10,200
Purchase of property and equipment	(36)	(518)
Net increase in loans	(8,721)	(7,383)

Net cash (used in) investing activities	(9,260)	(7,615)

Cash Flows From Financing Activities
Net increase in non-interest bearing deposits	956	936
Net increase in interest bearing deposits	10,839	7,680
Issuance of common stock	—	38

Net cash provided by financing activities	11,795	8,654

Net increase in cash and cash equivalents	$2,449	$405

Cash and Cash Equivalents
Beginning	749	344

Ending	$3,198	$749

Supplemental Disclosures of Cash Flow Information
Cash payments for interest	$644	$299

Change in unrealized (loss) on available for sale securities	$24	$(38)

See Notes to Consolidated Financial Statements.

CNB BANCORP, INC.

Notes to Consolidated Financial Statements

NOTE 1: Organization and Significant Accounting Policies

CNB Bancorp, Inc. (the “Company” or “CNB”) was organized on November 12, 2001 to serve as a Virginia bank holding company for Citizens National Bank (the “Bank”). The Bank was organized as a national bank under the laws of the United States of America to engage in a general banking business serving the community in and around Windsor, Virginia.

The Bank commenced regular operations on April 29, 2003 and is a member of the Federal Deposit Insurance Corporation. It is subject to the regulations of the Office of the Comptroller of the Currency and the State Corporation Commission of Virginia. Consequently, it undergoes periodic examinations by these regulatory authorities.

The accounting and reporting policies of the Company and its subsidiary conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry. The following is a summary of the more significant policies.

Principles of Consolidation

The consolidated financial statements of CNB Bancorp, Inc. and its subsidiary include the accounts of all companies. All material intercompany balances and transactions have been eliminated.

Use of Estimates

In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of net deferred assets.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents included cash on hand, amounts due from banks and federal funds sold. Generally, federal funds are purchased and sold for one-day periods.

Securities

Debt securities that management has the positive intent and ability to hold to maturity are classified as “held to maturity” and recorded at amortized cost. Securities not classified as held to maturity, including equity securities with readily determinable fair values, are classified as “available for sale” and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair market value of held to maturity and available for sale securities below their cost that are deemed as other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for the period of time sufficient to allow for any anticipated recovery in fair value. Gains and losses on the sale of securities are recorded on the trade date and are determined on the basis of the cost of the specific securities sold using the specific identification method.

Restricted Securities

The Company has elected to maintain an investment in the capital stock of certain correspondent banks. No ready market exists for this stock, and it has no quoted market value. The Company’s investment in these stocks is recorded at cost.

Restricted securities included Federal Reserve Bank and Community Bankers’ Bank stock.

Loans

The Company’s subsidiary bank grants mortgages, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by mortgage loans throughout the Isle of Wight and Southampton counties of Virginia. The ability of debtors to honor their loan contracts is dependent upon the real estate and general economic conditions of this area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances less the allowance for loan losses. Interest income is accrued on the unpaid principal balance.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in the process of collection. Personal loans are typically charged off no later than 180 days past due. In all cases, loans are placed on non-accrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on non-accrual or charged off is reversed against interest income. The interest on these loans is accounted for the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibity of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, once established, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Company’s subsidiary bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment disclosures.

Loan Fees and Costs

Loan origination and commitment fees and direct loan costs are being recognized as collected and incurred. The use of this method of recognition does not produce results that are materially different from results which would have been produced if such costs and fees were deferred and amortized as an adjustment of the loan yield over the life of the related loan.

Premises and Equipment

Land is carried at cost. Buildings and equipment are carried at cost less accumulated depreciation computed using a straight-line method over the estimated useful lives of the assets. Estimated useful lives range from ten to forty years for buildings and from three to ten years for equipment, furniture, and fixtures. Maintenance and repairs are charged to expense as incurred and major improvements are capitalized.

Foreclosed Property

Assets acquired through, or in lieu of, loan foreclosure are held for sale. They are initially recorded at the lower of the Bank’s cost or the assets’ fair market value at the date of foreclosure, less estimated selling costs thus establishing a new cost basis. Subsequent to foreclosure, valuations of the assets are periodically performed by management. Adjustments are made to the lower of the carrying amount or fair market value of the assets less selling costs. Revenue and expenses from operations and valuation changes are included in net expenses from foreclosed assets. The Bank had no foreclosed assets at December 31, 2005 or 2004.

Income Taxes

Deferred income tax assets and liabilities are determined using the balance sheet method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary difference between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Earnings per Share

Basic earnings per share represents income available to common shareholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options and warrants, and are determined using the treasury stock method.

Advertising Costs

The Company follows the policy of charging the costs of advertising to expense as incurred. For the years ended December 31, 2005 and 2004, the Company expensed $35,000 and $33,000, respectively, for advertising costs.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the consolidated balance sheet, such items, along with net income are components of comprehensive income.

Stock-Based Compensation Plan

The 2003 Stock Incentive Plan was approved by shareholders on August 12, 2003, which authorized 84,170 shares of common stock to be used in the granting of incentive options to employees and directors, and which Plan was last amended by shareholder vote at a special meeting held November 17, 2005. This is the first stock incentive plan adopted by the Company. An option’s maximum term is ten years from the date of grant. Options granted under the plan may be subject to a graded vesting schedule.

The incentive stock options granted during 2005 were subject to full vesting on December 14, 2005. The value of each grant is estimated at the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions for grants during 2005 and 2004, respectively, no dividend rate, risk-free interest rate of 4.45% and 4.21%, expected life of 10 years, and expected volatility of 10.51% and 13.22%.

In connection with the initial offering of the Company, 102,500 warrants were issued to the original directors to purchase common shares at a price of $10 per share. The vesting of all outstanding warrants was accelerated during 2005. The warrants were valued at the grant date using the Black-Scholes options-pricing model with the following weighted-average assumptions for grants in 2003, no dividend rate, risk-free interest rate of 4.30%, expected life of 10 years, and no expected volatility.

The Company accounts for the stock option plan and warrants under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. Stock-based compensation cost of $125,000 is reflected in net income, resulting from 41,750 options granted under the plan at an exercise price less than the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, to stock-based compensation for the years ended December 31, 2005 and 2004.

(Dollars in thousands, except per share data)	2005	2004
Net income, as reported	$(544)	$(651)

Total stock-based compensation expense determined under fair value based method for all awards	(467)	(73)

Pro forma net income	$(1,011)	$(724)

Earnings (loss) per share
Basic and diluted - as reported	$(0.96)	$(1.16)
Basic and diluted - pro forma	$(1.79)	$(1.29)

Reclassifications

Certain reclassifications have been made to prior periods to conform to current year presentation.

Recent Accounting Pronouncements

In November 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position 115-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (FSP 115-1). The FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. FSP 115-1 also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP amends SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” and APB Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock”. The FSP applies to investments in debt and equity securities and cost-method investments. The application guidance within the FSP includes items to consider in determining whether an investment is impaired, evaluating if an impairment is other than temporary and recognizing impairment losses equal to the difference between the investment’s cost and its fair value when an impairment is determined. FSP 115-1 is required for all reporting periods beginning after December 15, 2005. Earlier application is permitted. The Company does not anticipate the amendment will have a material effect on its financial statements.

In May 2005, the Financial Accounting Standards Board (FASB) issued Statement No. 154, “Accounting Changes and Error Corrections - A Replacement of APB Opinion No. 20 and FASB Statement No. 3” (SFAS No. 154). The new standard changes the requirements for the accounting for and reporting of a change in accounting principle. Among other changes, SFAS No. 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. SFAS No. 154 also provides that (1) a change in method of depreciating or amortizing a long-lived nonfinancial asset be accounted for as a change in estimate (prospectively) that was effected by a change in accounting principle, and (2) correction of errors in previously issued financial statements should be termed a “restatement. “ The new standard is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not anticipate this revision will have a material effect on its financial statements.

In December 2004, FASB issued Statement No. 123 (Revised 2004), “Share-Based Payment” (SFAS No. 123R), which requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. SFAS No. 123R replaces SFAS No. 123, “Accounting for Stock-Based Compensation,” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” Share-based compensation arrangements include share options, restricted share plans, performance-based awards, share appreciation rights and employee share purchase plans. SFAS No. 123R requires all share-based payments to employees to be valued using a fair value method on the date of grant and expensed based on that fair value over the applicable vesting period. SFAS No. 123R also amends SFAS No. 95 “Statement of Cash Flows” requiring the benefits of tax deductions in excess of recognized compensation cost be reported as financing instead of operating cash flows. The Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 107 (SAB No. 107), which expresses the SEC’s views regarding the interaction between SFAS No. 123R and certain SEC rules and regulations. Additionally, SAB No. 107 provides guidance related to share-based payment transactions for public companies. The Corporation will be required to apply SFAS No. 123R as of the annual reporting period that begins after December 15, 2005. Currently, all options granted by the Company are fully vested, and the Company does not anticipate option grants during 2006, therefore the effect on the Company’s financial statements is immaterial.

In December 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a

Transfer” (SOP 03-3). SOP 03-3 addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities (loans) acquired in a transfer if those differences are attributable, at least in part, to credit quality. It includes loans purchased by the Company or acquired in business combinations. SOP 03-3 does not apply to loans originated by the Company. The Company adopted the provisions of SOP 03-3 effective January 1, 2005. The initial implementation had no material effect on the Company’s financial statements.

NOTE 2: Securities

The amortized cost and fair value of securities available for sale as of December 31, 2005 and 2004 are as follows:

	December 31, 2005
(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
U.S. Government and federal agencies	$6,224	$—	$(46)	$6,178
Other securities, restricted	199	—	—	199

	$6,423	$—	$(46)	$6,377

	December 31, 2004
(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
U.S. Government and federal agencies	$5,850	$—	$(70)	$5,780
Other securities, restricted	176	—	—	176

	$6,026	$—	$(70)	$5,956

The amortized cost and estimated fair value of securities at December 31, 2005, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to prepay obligations with or without call or prepayment penalties.

	December 31, 2005
(Dollars in thousands)	Amortized Cost	Fair Value
Due in one year or less	$2,501	$2,483
Due after one year through five years	3,723	3,695
Other securities, restricted	199	199

	$6,423	$6,377

Proceeds from the sales, maturities and the calls of securities available for sale in 2005 and 2004 were $4.0 million and $10.2 million, respectively. During 2005, the Company realized losses on the disposition of securities of $80,000. There were no realized gains or losses during 2004.

The primary purpose of the investment portfolio is to generate income and meet liquidity needs of the Company through readily saleable financial instruments. The portfolio is made up of fixed rate bonds, whose prices move inversely with rates. At the end of any accounting period, the investment portfolio has unrealized gains and losses. The Company monitors the portfolio, which is subject to liquidity needs, market rate changes, and credit risk changes, to see if adjustments are needed. The primary concern in a loss situation is the credit quality of the business behind the instrument. The primary cause of impairments is the decline in the prices of the bonds as rates have risen. There are eight accounts in the portfolio that have unrealized losses at December 31, 2005. These losses are relative to the market rates and the timing of purchases and are not a material concern.

	December 31, 2005
	Less than 12 months		12 months or more
(Dollars in thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government and federal agencies	$971	$(1)	$2,705	$(45)

	December 31, 2004
	Less than 12 months		12 months or more
(Dollars in thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government and federal agencies	$5,292	$(58)	$488	$(12)

NOTE 3: Loans

The composition of loans is summarized as follows:

	December 31,
(Dollars in thousands)	2005	2004
Loans secured by real estate:
Construction	$1,419	$886
Secured by 1-4 family residential	3,900	3,185
Non-farm, non-residential	10,268	4,187
Agricultural	84	205
Commercial and industrial loans	2,456	1,991
Loans to individuals	3,529	2,501

Total loans	21,656	12,955
Less: Allowance for loan losses	275	151

Net loans	$21,381	$12,804

NOTE 4: Allowance for Loan Losses

Changes in the allowance for loan losses are as follows:

	December 31,
(Dollars in thousands)	2005	2004
Balance, beginning	$151	$56
Provision charged to operating expense	144	95
Loans charged off	(20)	—

Balance, ending	$275	$151

	December 31,
(Dollars in thousands)	2005	2004
Total impaired loans	$—	$46
Allowance for impaired loans	—	12
Non-accrual loans	—	46
Loans 90 days past-due and still accruing	—	—

	Year ended December 31,
(Dollars in thousands)	2005	2004
Average balance of impaired loans	$—	$47
Interest income recognized on impaired loans	—	2
Cash-basis interest included in interest income	—	2

NOTE 5: Premises and Equipment

Premises and equipment as of December 31, 2005 and 2004 consists of the following:

(Dollars in thousands)	2005	2004
Land	$301	$301
Building	1,253	1,244
Furniture, fixtures and equipment	302	275
Automobile	19	19

	1,875	1,839
Less accumulated depreciation	195	101

	$1,680	$1,738

Depreciation expense was $94,000 and $79,000 for the years ended December 31, 2005 and 2004, respectively.

NOTE 6: Deposits

The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2005 was $6.4 million and $2.9 million at December 31, 2004. At December 31, 2005, the scheduled maturities of time deposits are as follows:

(Dollars in thousands)
2006	$12,909
2007	2,300
2008	1,460
2009	933
2010	5,112

$22,714

Overdrawn deposit accounts totaling $17,000 at December 31, 2005 and $13,000 at December 31, 2004 were reclassified from deposits to loans.

NOTE 7: Earnings per Share

At December 31, 2005, the weighted average number of shares outstanding for calculating basic and diluted earnings (loss) per share was 564,937. Basic and diluted earnings (loss) per share was $(0.96) for the year ended December 31, 2005. Stock options outstanding of 57,350 shares and warrants outstanding of 90,500 shares were considered anti-dilutive and, therefore, had no impact.

At December 31, 2004, the weighted average number of shares outstanding for calculating basic and diluted earnings (loss) per share was 562,253. The Company had outstanding stock options of 1,000 shares and warrants of 90,500 which were considered anti-dilutive, therefore, basic and diluted earnings (loss) per share was $(1.16) for the year ended December 31, 2004.

NOTE 8: Warrants

In connection with the initial offering of the Company, 102,500 warrants were issued to the original directors to purchase common shares at an exercise price of $10 per share. All of the remaining warrants are held by the organizing directors of the Company and fully vested during 2005.

	2005		2004
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at the beginning of year	90,500	$10.00	102,500	$10.00
Granted	—	—	—	—
Exercised	—	—	(3,000)	10.00
Forfeited	—	—	(9,000)	10.00

Outstanding at end of year	90,500	$10.00	90,500	$10.00

Options exercisable at end of year	90,500		22,625

	Warrants Outstanding and Exercisable
Exercise Price	Number	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price
$ 10.00	90,500	7.0	$10.00

NOTE 9: Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2005 and 2004 are presented below:

(Dollars in thousands)	2005	2004
Deferred tax assets
Pre-opening expenses	$77	$110
Allowance for loan losses	82	44
Net operating loss	598	472
Stock options	43	—
Other	1	—

Deferred tax assets	801	626

Deferred tax liabilities
Fixed assets, net	(34)	(39)

Less: Valuation allowance	(767)	(587)

Net deferred tax assets (liabilities)	$—	$—

The provision for income taxes charged to operations for the period ended December 31, 2005 and 2004, consists of the following:

(Dollars in thousands)	2005	2004
Current tax expense	$—	$—
Deferred tax (benefit)	(180)	(225)
Change in valuation allowance	180	225

	$—	$—

Under the provisions of the Internal Revenue Code, the Company has approximately $1,760,000 of net operating loss carryforwards which can be offset against future taxable income. The carryforwards expire through December 31, 2025. The full realization of the tax benefits associated with the carryforwards depends predominately upon the recognition of ordinary income during the carryforward period.

NOTE 10: Employee Benefit Plans

The Company has a 401(k) Profit Sharing Plan covering employees who are at least 18 years of age. Employees may contribute compensation subject to certain limits based on federal tax laws. The Bank makes discretionary matching contributions equal to 50 percent of an employee’s compensation contributed to the Plan, up to 12 percent of the employee’s compensation. Employer contributions vest to the employee over a five-year period.

For the years ended December 31, 2005 and 2004, expense incurred related to this retirement plan was $23,000 and $16,000, respectively.

NOTE 11: Related Party Transactions

Loans to directors and officers totaled $2,969,000 and $1,772,000 at December 31, 2005 and 2004, respectively. New advances and repayments equaled $1,643,000 and $446,000 during 2005, respectively.

NOTE 12: Stock Option Plan

The Company sponsors a stock option plan, which allows employees and directors to increase their personal financial interest in the Company. This plan provides the ability to grant equity-based incentives in the form of either incentive or nonqualified options. The plan authorizes the issuance of up to 84,170 shares of common stock, subject to adjustment for certain recapitalizations.

	2005		2004
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at the beginning of year	1,000	$12.50	—	$—
Granted	56,350	10.78	29,057	10.09
Exercised	—	—	(800)	10.00
Forfeited	—	—	(27,257)	10.00

Outstanding at end of year	57,350	$10.81	1,000	$12.50

Options exercisable at end of year	57,350		—

Weighted average fair value of options granted during the year		$6.11		$5.96

The following table summarizes options outstanding at December 31, 2005.

	Options Outstanding and Exercisable
Exercise Price	Number	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price
$ 10.00	41,750	10.0	$10.00
12.50	1,000	8.5	12.50
13.00	14,600	10.0	13.00

NOTE 13: Regulatory Requirements and Restrictions

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company’s and Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company’s and the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (as set forth in the following table) of total and Tier 1 Capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2005 and 2004, that the Company and the Bank meets all capital adequacy requirements to which they are subject. As of December 31, 2005, the most recent notification from the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since the notification that management believes have changed the Bank’s category. The Company’s and Bank’s actual capital amounts (in thousands) and ratios as of December 31, 2005 and 2004 are also presented in the table.

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2005:
Total Capital (to Risk-Weighted Assets)
Consolidated	$3,619	14.91%	$1,941	8.00%	N/A	N/A
Bank	$3,570	14.71%	$1,941	8.00%	$2,427	10.00%
Tier 1 Capital (to Risk-Weighted Assets)
Consolidated	$3,344	13.78%	$971	4.00%	N/A	N/A
Bank	$3,295	13.58%	$971	4.00%	$1,456	6.00%
Tier 1 Capital (to Average Assets)
Consolidated	$3,344	10.30%	$1,299	4.00%	N/A	N/A
Bank	$3,295	10.15%	$1,299	4.00%	$1,624	5.00%

As of December 31, 2004:
Total Capital (to Risk-Weighted Assets)
Consolidated	$3,914	25.90%	$1,209	8.00%	N/A	N/A
Bank	$3,785	25.05%	$1,209	8.00%	$1,511	10.00%
Tier 1 Capital (to Risk-Weighted Assets)
Consolidated	$3,763	24.90%	$604	4.00%	N/A	N/A
Bank	$3,634	24.05%	$604	4.00%	$907	6.00%
Tier 1 Capital (to Average Assets)
Consolidated	$3,763	17.94%	$839	4.00%	N/A	N/A
Bank	$3,634	17.33%	$839	4.00%	$1,049	5.00%

NOTE 14: Financial Instruments with Off-Balance-Sheet Risk and Credit Risk

The Company is a party to credit related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and commercial lines of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The Company’s exposure to credit loss is represented by the contractual amount of these commitments. The same credit policies are used in making commitments as for on-balance-sheet instruments.

As of December 31, 2005, reserves of $50,000 were required as deposits with Community Bankers Bank.

Unfunded commitments under lines of credit are commitments for possible future extensions of credit to existing customers. Those lines of credit may not be drawn upon to the total extent to which the Company is committed. At December 31, 2005 and 2004, the Company had unfunded commitments under lines of credit of $3.2 million and $2.1 million, respectively.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Company evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property and equipment, and income-producing commercial properties. At December 31, 2005 and 2004, the Company did not have any commitments to extend credit.

Commercial and standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. Essentially all letters of credit issued have expiration dates within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank generally holds collateral supporting those commitments, if deemed necessary. At December 31, 2005 and 2004, the Bank had commercial or standby letters of credit of $86,000.

The Company did not have deposits in financial institutions in excess of amounts insured by the Federal Deposit Insurance Corporation (FDIC) at December 31, 2005.

NOTE 15: Fair Value of Financial Instruments and Interest Rate Risk

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Short-Term Investments. For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

Securities. For securities, excluding restricted securities, fair values are based on quoted market prices or dealer quotes. The carrying value of restricted securities approximates fair value based on the redemption provision of each issuer.

Loans. For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values of other loans were estimated using discounted cash flow analyses, using interest rates currently being offered.

Accrued Interest. The carrying amounts of accrued interest approximate fair values.

Deposits. The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. For all other deposits, the fair value is determined using the discounted cash flow method. The discount rate was equal to the rate currently offered on similar products.

Unused Portions of Lines of Credit. The fair value of unused loan commitments is estimated considering the remaining terms of the agreement and the difference between the current levels of interest rate and the committed rate. The fair value of the unused portions of lines of credit is deemed immaterial.

The estimated fair values, and related carrying amounts, of the Company’s financial instruments are as follows:

	December 31,
	2005		2004
(Dollars in thousands)	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:
Cash and short-term investments	$3,198	$3,198	$749	$749
Securities	6,377	6,377	5,956	5,956
Loans, net	21,381	20,897	12,804	12,816
Accrued interest receivable	147	147	94	94
Financial liabilities:
Non-interest bearing deposits	3,021	3,021	2,065	2,065
Interest bearing deposits	26,399	26,582	15,560	15,527
Accrued interest payable	81	81	35	35

The Company assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of the Company’s financial instruments will change when interest rate levels change, and that change may be either favorable or unfavorable to the Company. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rate and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the Company’s overall interest rate risk.

NOTE 16: Other Expenses

The Company had the following other expenses as of the dates indicated.

	For the years ended December 31,
(Dollars in thousands)	2005	2004
ATM expense	$37	$25
Insurance	23	20
Correspondent service charges	14	10
Regulatory assessments	20	18
Supplies and stationary	15	13
Taxes	7	12
Other	99	84

Total Other	$215	$182

NOTE 17: Parent Company Condensed Financial Information

Financial information for the parent company is as follows (dollars in thousands):

	December 31,
Balance Sheet	2005	2004
Assets
Cash	$57	$141
Investments in subsidiary	3,249	3,564

Total Assets	$3,306	$3,705

Liabilities and shareholders’ equity
Other liabilities	$8	$12
Shareholders’ equity	3,298	3,693

Total liabilities and shareholders’ equity	$3,306	$3,705

	For the years ended December 31,
Statement of Operations	2005	2004
Equity in undistributed net (loss) of subsidiary	$(339)	$(574)
Other income	1	—
Other expenses	(206)	(77)

Net (loss)	$(544)	$(651)

	For the year ended December 31,
Statement of Cash Flows	2005	2004
Operating activities:
Net (loss)	$(544)	$(651)
Adjustments to reconcile net (loss) to net cash (used in) operating activities:
Equity in undistributed loss of subsidiary	339	574
Compensation expense related to stock option issuance	125	—
Increase (decrease) in other liabilities	(4)	4

Net cash (used in) operating activities	(84)	(73)

Financing activities:
Issuance of common stock	—	38

Net cash provided by financing activities	—	38

Net (decrease) in cash	(84)	(35)

Cash at beginning of year	141	176

Cash at end of year	$57	$141

CNB BANCORP, INC.

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except share data)	June 30, 2006	December 31, 2005
	(unaudited)
Assets
Cash and due from banks	$571	$1,011
Federal funds sold	—	2,187
Securities available-for-sale, at fair value (amortized cost of $7,618 on June 30, 2006 and $6,423 on December 31, 2005)	7,497	6,377
Loans, net of allowance for loan losses of $297 on June 30, 2006 and $275 on December 31, 2005	23,443	21,381
Premises and equipment, net	1,632	1,680
Other assets	260	184

Total assets	$33,403	$32,820

Liabilities and Shareholders’ Equity
Liabilities
Non-interest bearing deposits	$3,243	$3,021
Interest bearing deposits	26,736	26,399

Total deposits	29,979	29,420
Accrued interest payable	89	81
Federal funds purchased	45	—
Other liabilities	42	21

Total liabilities	30,155	29,522

Shareholders’ Equity
Common stock, $.01 par, 10,000,000 shares authorized, 564,937 shares issued and outstanding at June 30, 2006 and December 31, 2005	6	6
Additional paid-in capital	5,564	5,564
Retained earnings (deficit)	(2,201)	(2,226)
Accumulated other comprehensive (loss)	(121)	(46)

Total shareholders’ equity	3,248	3,298

Total liabilities and shareholders’ equity	$33,403	$32,820

See Notes to Consolidated Financial Statements.

CNB BANCORP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

	For the Three Months Ended June 30		For the Six Months Ended June 30,
(Dollars in thousands, except share and per share data)	2006	2005	2006	2005
Interest and Dividend Income
Loans, including fees	$489	$328	$925	$576
Investment securities, taxable	80	44	152	83
Federal funds sold	7	9	22	18

Total Interest and Dividend Income	576	381	1,099	677

Interest Expense
Deposits	249	154	476	271
Other borrowings	1	—	1	—

Total Interest Expense	250	154	477	271

Net Interest Income	326	227	622	406

Provision for Loan Losses	17	49	22	82

Net Interest Income after Provision for Loan Losses	309	178	600	324

Non-Interest Income
Service charges on deposit accounts	4	4	8	8
Other fees and commissions	38	36	66	63
Income from investment in title company	4	4	6	7
Mortgage broker fees	6	21	25	28
Other income	8	5	21	13

Total Non-Interest Income	60	70	126	119

Non-Interest Expense
Personnel	186	160	376	333
Occupancy and equipment	36	35	71	69
Professional fees	38	28	70	57
Advertising	9	9	18	18
Computer services	28	28	54	53
Other	58	54	112	103

Total Non-Interest Expense	355	314	701	633

Net Income (Loss)	$14	$(66)	$25	$(190)

Earnings (loss) per share, basic and diluted	$0.02	$(0.12)	$0.04	$(0.34)

Weighted average shares outstanding, basic	564,937	564,937	564,937	564,937

Weighted average shares outstanding, diluted	599,839	564,937	599,839	564,937

See Notes to Consolidated Financial Statements.

CNB BANCORP, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Six Months Ended June 30, 2006 and 2005 (unaudited)

(Dollars in thousands)	Shares of Common Stock	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive (Loss)	Comprehensive (Loss)	Total
Balance - December 31, 2005	564,937	$6	$5,564	$(2,226)	$(46)		$3,298

Comprehensive (loss):
Net income	—	—	—	25	—	$25	25
Other comprehensive (loss), unrealized (loss) on securities available for sale	—	—	—	—	(75)	(75)	(75)

Total comprehensive (loss)	—	—	—	—	—	$(50)	—

Balance - June 30, 2006	564,937	$6	$5,564	$(2,201)	$(121)		$3,248

Balance - December 31, 2004	564,937	$6	$5,439	$(1,682)	$(70)		$3,693

Comprehensive (loss):
Net loss	—	—	—	(190)	—	$(190)	(190)
Other comprehensive (loss), unrealized (loss) on securities available for sale	—	—	—	—	(24)	(24)	(24)

Total comprehensive (loss)	—	—	—	—	—	$(214)	—

Balance - June 30, 2005	564,937	$6	$5,439	$(1,872)	$(94)		$3,479

See Notes to Consolidated Financial Statements.

CNB BANCORP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	For the Six Months Ended June 30,
(Dollars in thousands)	2006	2005
Cash Flows From Operating Activities
Reconciliation of net income (loss) to net cash provided by (used in) operating activities:
Net income (loss)	$25	$(190)
Provision for loan losses	22	82
Depreciation and amortization	50	50
Net accretion of securities	(5)	—
Changes in:
Interest receivable	(38)	(22)
Other assets	(40)	(25)
Interest payable	8	30
Other liabilities	21	(6)

Net cash provided by (used in) operating activities	43	(81)

Cash Flows From Investing Activities
Purchase of available-for-sale securities	(2,090)	(1,023)
Proceeds from sales, calls and maturities of available-for-sale securities	900	1,000
Purchase of property and equipment	—	(21)
Net increase in loans	(2,084)	(5,442)

Net cash (used in) investing activities	(3,274)	(5,486)

Cash Flows From Financing Activities
Net increase in non-interest bearing deposits	222	319
Net increase in interest bearing deposits	337	5,716
Net increase in federal funds purchased	45	—

Net cash provided by financing activities	604	6,035

Net increase (decrease) in cash and cash equivalents	$(2,627)	$468

Cash and Cash Equivalents
Beginning	3,198	749

Ending	$571	$1,217

Supplemental Disclosures of Cash Flow Information
Cash payments for interest	$469	$241

Change in unrealized (loss) on available for sale securities	$(75)	$(24)

See Notes to Consolidated Financial Statements.

CNB BANCORP, INC.

Notes to Consolidated Financial Statements

(Unaudited)

Note 1. Nature of Business Activities and Significant Accounting Policies

Business

CNB Bancorp, Inc. (the Company or CNB) is a Virginia bank holding company with a wholly owned subsidiary, Citizens National Bank (the Bank). The Bank is a national bank chartered under the laws of the United States located in Windsor, Virginia. On April 28, 2003, the Bank received final notification from the Office of the Comptroller of Currency and commenced operations on April 29, 2003.

Basis of Presentation and Consolidation

The consolidated financial statements include the accounts of the Company and the Bank. In consolidation, all intercompany accounts and transactions have been eliminated. These statements conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry.

During organization, the Company’s operations, pre-opening expenses and capital costs from April 23, 2001 through the opening of the Bank were funded by and conducted through CNB Bancorp, LLC (the LLC), a limited liability company formed by the Company’s organizing directors. The Company closed its public offering to sell shares of its common stock at $10.00 per share on December 31, 2002. The offering raised $5.4 million, net of offering expenses. Upon opening the Bank, the Company used the offering proceeds to reimburse the LLC and the LLC was dissolved. The amount of the pre-opening expenses paid by the LLC was $439,000 and the proceeds of the offering, net of offering costs and pre-opening expenses, totaled $4.97 million.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of only normal recurring accruals) necessary to present fairly the financial position of the Company as of June 30, 2006 and December 31, 2005; the results of operations for the three and six month periods ended June 30, 2006 and 2005; changes in shareholders’ equity for the six months ended June 30, 2006 and 2005; and cash flows for the six months ended June 30, 2006 and 2005. The results of operations for the six months ended June 30, 2006 are not necessarily indicative of the results to be expected for the full year. The statements should be read in conjunction with the Notes to Consolidated Financial Statements included in CNB Bancorp, Inc.’s Annual Report on Form 10-KSB for the year ended December 31, 2005.

Estimates

The financial statements include estimates and assumptions that affect the Company’s financial position and results of operations and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Note 2. Securities

The amortized cost and fair value of securities available for sale as of June 30, 2006 and December 31, 2005, are as follows:

	June 30, 2006
(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
U.S. Government and federal agencies	$7,419	$—	$(121)	$7,298
Other securities, restricted	199	—	—	199

	$7,618	$—	$(121)	$7,497

	December 31, 2005
(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
U.S. Government and federal agencies	$6,224	$—	$(46)	$6,178
Other securities, restricted	199	—	—	199

	$6,423	$—	$(46)	$6,377

Proceeds from available for sale securities that matured or were called by their issuers in the first six months of 2006 were $900,000. During the same period, there were no realized gains or losses.

The primary purpose of the Company’s investment securities portfolio is to generate income and meet liquidity needs of the Company through readily saleable financial instruments. The portfolio is made up of fixed rate bonds, whose prices move inversely with changes in interest rates. At the end of each accounting period, the investment portfolio evidences certain unrealized gains and losses. The Company monitors the portfolio, which is subject to liquidity needs, market rate changes and credit risk changes, to determine whether adjustments are needed. The Company’s primary concern when selling securities at a loss is the credit quality of the issuer of the instrument being sold. The primary cause of impairments is the recent decline in the prices of bonds, generally as rates have risen. There are fourteen accounts in the portfolio that have unrealized losses at June 30, 2006. These losses are relative to the market rates and the timing of purchases and do not, in management’s opinion, materially negatively affect the Company’s operations, but remain subject to internal monitoring and controls. The Company has the ability and intent of holding these securities until maturity or recovery of impairments.

(Dollars in thousands)	June 30, 2006
	Less than 12 months		12 months or more
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government and federal agencies	$3,897	$(44)	$3,401	$(77)

Note 3. Loans

The consolidated loan portfolio at June 30, 2006 and December 31, 2005 is composed of the following:

(Dollars in thousands)	June 30, 2006	Percentage	December 31, 2005	Percentage
Loans secured by real estate:
Construction and land development	$1,459	6.15%	$1,419	6.55%
Secured by 1-4 family residential	5,812	24.48%	3,900	18.01%
Nonfarm, nonresidential	9,922	41.79%	10,268	47.41%
Agricultural	2	0.01%	84	0.39%
Commercial and industrial loans	2,532	10.67%	2,456	11.34%
Loans to individuals	4,013	16.90%	3,529	16.30%

Total loans	$23,740	100.00%	$21,656	100.00%
Less: Allowance for loan losses	297		275

Loans, net	$23,443		$21,381

Note 4. Allowance for Loan Losses

Changes in the allowance for loan losses are as follows:

(Dollars in thousands)
Balance, December 31, 2005	$275
Provision charged to operating expense	22

Balance, June 30, 2006	$297

At June 30, 2006, the Company had no loans classified as impaired or on non-accrual status. The Company had three loans totaling $121,000 past due 90 days and still accruing interest.

Note 5. Premises and Equipment

Premises and equipment consists of the following:

(Dollars in thousands)	June 30, 2006	December 31, 2005

Land	$301	$301
Building	1,253	1,253
Furniture, fixtures and equipment	302	302
Automobile	19	19

	1,875	1,875
Less accumulated depreciation	243	195

	$1,632	$1,680

Note 6. Earnings (Loss) Per Share

At June 30, 2006 and 2005, the weighted average number of shares outstanding for calculating basic earnings (loss) per share was 564,937. At June 30, 2006, the effect of dilutive securities (stock options and warrants) included in the calculation of diluted earnings per share was 34,902 shares. No securities were excluded from the calculation as anti-dilutive at June 30, 2006. At June 30, 2005, stock options outstanding of 1,000 shares and warrants outstanding of 90,500 shares were excluded from the calculation of diluted loss per share as the impact was anti-dilutive.

Note 7. Stock Option Plan

The Company sponsors a stock option plan, which allows employees and directors to increase their personal financial interest in the Company. This plan provides the ability to grant equity-based incentives in the form of either incentive or nonqualified options. The plan authorizes the issuance of up to 84,170 shares of common stock, subject to adjustment for certain recapitalizations. At June 30, 2006, there were 57,350 options issued and outstanding, all of which were exercisable. No options were granted, exercised, or forfeited during the first six months of 2006. The intrinsic value of outstanding options at June 30, 2006 was approximately $154,000. The following table summarizes options outstanding at June 30, 2006. Refer to Note 12 of the Company’s 2005 Form 10-KSB for a full description of the plan.

	Options Outstanding and Exercisable
Exercise Price	Number	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price
$ 10.00	41,750	9.50	$10.00
12.50	1,000	8.00	12.50
13.00	14,600	9.50	13.00

Note 8. Warrants

In connection with the initial offering of the Company, 102,500 warrants were issued to the original directors to purchase common shares. No warrants were exercised, granted or forfeited during the first six months of 2006. All of the remaining warrants are held by the organizing directors of the Company and became fully vested during 2005. The following table summarizes warrants outstanding at June 30, 2006. Refer to Note 8 of the Company’s 2005 Form 10-KSB for more information on the warrants.

	Warrants Outstanding and Exercisable
Exercise Price	Number	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price
$ 10.00	90,500	6.50	$10.00

Note 9: Other Expenses

The Company had the following other expenses as of the dates indicated.

	For the three months ended June 30,		For the six months ended June 30,
(Dollars in thousands)	2006	2005	2006	2005
ATM expense	$11	$9	$21	$17
Insurance	6	7	11	12
Correspondent service charges	2	3	5	6
Regulatory assessments	4	4	9	9
Supplies and stationary	5	7	9	10
Taxes	2	2	4	5
Other	28	22	53	44

Total Other	$58	$54	$112	$103

325,000 Shares of Common Stock

PROSPECTUS

McKinnon & Company, Inc.

October 17, 2006

We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy these securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made hereunder after the date of this prospectus shall create an implication that the information contained herein or the affairs of the company have not changed since the date of this prospectus.

#1071523

PART II

INFORMATION NOT REQUIRED IN OFFERING CIRCULAR

Item 24.	Indemnification of Directors and Officers

Article 10 of Chapter 9 of Title 13.1 of the Code of Virginia permits a Virginia corporation to indemnify any director or officer for reasonable expenses incurred in any legal proceeding in advance of final disposition of the proceeding, if the director or officer furnishes the corporation a written statement of his good faith belief that he or she has met the standard of conduct prescribed by the Virginia Code, and furnishes the corporation with a written undertaking to repay any funds advanced if it is ultimately determined that the director has not met the relevant standard of conduct. In addition, a corporation is permitted to indemnify a director or officer against liability incurred in a proceeding if a determination has been made by the disinterested members of the board of directors, special legal counsel or shareholders that the director or officer conducted himself or herself in good faith and otherwise met the required standard of conduct. In a proceeding by or in the right of the corporation, no indemnification shall be made in respect of any matter as to which a director or officer is adjudged to be liable to the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director or officer has met the relevant standard of conduct. In any other proceeding, no indemnification shall be made if the director or officer is adjudged liable to the corporation on the basis that he or she improperly received a personal benefit. Corporations are given the power to make any other or further indemnity, including advance of expenses, to any director or officer that may be authorized by the articles of incorporation or any bylaw made by the shareholders, or any resolution adopted, before or after the event, by the shareholders, except an indemnity against willful misconduct or a knowing violation of the criminal law. Unless limited by its articles of incorporation, indemnification against the reasonable expenses incurred by a director or officer is mandatory when he or she entirely prevails in the defense of any proceeding to which he or she is a party because he or she is or was a director or officer.

CNB Bancorp’s Bylaws provide that CNB Bancorp shall indemnify its directors and officers to the fullest extent permitted under Virginia law and as provided in its Articles of Incorporation. Article VI of CNB Bancorp’s Articles of Incorporation eliminates the potential personal liability of a director or officer to CNB Bancorp or to its shareholders for monetary damages. In addition, CNB Bancorp shall indemnify any director or officer of CNB Bancorp who is or was a party to any proceeding by reason of the fact that he or she is or was such a director or officer, or is or was serving at the request of CNB Bancorp as a director, officer, trustee, or agent of another corporation, joint venture, trust, employee benefit plan, or other enterprise.

Item 25.	Other Expenses of Issuance and Distribution

Estimated expenses of the sale of CNB Bancorp’s common stock, $0.01 par value, are as follows:

Security and Exchange Commission Registration Fee for the Public Offering	$620
Security and Exchange Commission Registration Fee for the Rights Offering	235
Legal Fees and Expenses	70,000
Accounting Fees and Expenses	15,000
Printing Expenses	15,000
NASD Filing Fee	1,000
Blue Sky Fees and Expenses	10,000
Miscellaneous Expenses	145

Total	$112,000

Item 26.	Recent Sales of Unregistered Securities

Not applicable.

Item 27.	Exhibits

Number	Exhibit
3.1	Articles of Incorporation(1)

3.2	Amended and Restated Bylaws(2)

4.1	Specimen Common Stock Certificate(1)

4.2	See Exhibits 3.1, and 3.2 for provisions of the Articles of Incorporation and Bylaws defining rights of holders of the Common Stock

5.1	Opinion of Powell Goldstein LLP

10.1	Form of CNB Bancorp, Inc. Organizing director Warrant Agreement (1)

10.2	CNB Bancorp, Inc. 2003 Stock Incentive Plan(3)

10.2.1	Amendment to CNB Bancorp, Inc. 2003 Stock Incentive Plan(4)

10.3	Employment Agreement by and among Citizens National Bank, CNB Bancorp, Inc. and Jerry R. Bryant(3)

10.4	Employment Agreement by and among Citizens National bank, CNB Bancorp, Inc. and Elizabeth T. Beale(5)

10.5	Employment Agreement by and among Citizens National bank, CNB Bancorp, Inc. and Judy D. Brown(5)

10.6	Employment Agreement by and among Citizens National bank, CNB Bancorp, Inc. and Oliver D. Creekmore(6)

21.1	Subsidiaries of CNB Bancorp, Inc.(3)

23.1	Consent of Yount, Hyde & Barbour, P.C.

23.2	Consent of Powell Goldstein LLP (contained in Exhibit 5.1)

24.1	Power of Attorney (previously filed)

99.1	Form of Subscription Agreement

(1)	Incorporated herein by reference to the Registration Statement on Form SB-2, as amended, filed November 30, 2001.
(2)	Incorporated herein by reference to the Current Report on Form 8-K, filed November 23, 2005.
(3)	Incorporated herein by reference to the Annual Report on Form 10-KSB for the period ending December 31, 2003, filed on March 29, 2004.
(4)	Incorporated herein by reference to the Quarterly Report on Form 10-QSB for the period ending June 30, 2005, filed October 12, 2005.
(5)	Incorporated herein by reference to the Annual Report on Form 10-KSB for the period ending December 31, 2004, filed on March 25, 2005.
(6)	Incorporated herein by reference to the Quarterly Report on Form 10-QSB/A for the period ending March 31, 2005, filed on December 6, 2005.

Item 28.	Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this amendment to the Registration Statement to be signed on its behalf by the undersigned in the City of Windsor, Commonwealth of Virginia, on this 16th day of October, 2006.

CNB BANCORP, INC.

By:	/s/ Oliver D. Creekmore
Oliver D. Creekmore
Chief Executive Officer

In accordance with the requirements of the Securities Act of 1933, as amended, this amendment to the Registration Statement has been signed by the following persons in the capacities stated and on the 29th day of September, 2006.

Signature	Capacity

/s/ Oliver D. Creekmore
Oliver D. Creekmore	Director, President and Chief Executive Officer (principal executive officer)

/s/ Elizabeth T. Beale
Elizabeth T. Beale	Vice President, Chief Financial Officer (principal accounting and financial officer)

*
Robert E. Spencer, Jr.	Chairman

*
Judy D. Brown	Director, Vice President

*
D.C. (Hewitt) Bowman	Director

Allen E. Brown	Director

*
Brenton D. Burgess	Director

*
Clem E. Dalton	Director

*
J. Larry Darden	Director

*
Harold F. Demsko	Director

Tommy J. Duncan	Director

William E. Goodwin	Director

*
James E. Laine	Director

*
Anna M. Nash	Director

*
Susan Worrell O’Connell	Director

Marcia Patterson	Director

*
Gerald D. Scheimberg	Director

*
William L. Shelton	Director

Michael G. Smith	Director

G. Stewart Tyler	Director

*
Gene Worrell	Director

Lester A. Younkins	Director

* By: /s/ Oliver D. Creekmore Oliver D. Creekmore as Attorney-in-Fact

INDEX TO EXHIBITS

Number	Exhibit
3.1	Articles of Incorporation(1)

3.2	Amended and Restated Bylaws(2)

4.1	Specimen Common Stock Certificate(1)

4.2	See Exhibits 3.1, and 3.2 for provisions of the Articles of Incorporation and Bylaws defining rights of holders of the Common Stock

5.1	Opinion of Powell Goldstein LLP

10.1	Form of CNB Bancorp, Inc. Organizing director Warrant Agreement (1)

10.2	CNB Bancorp, Inc. 2003 Stock Incentive Plan(3)

10.2.1	Amendment to CNB Bancorp, Inc. 2003 Stock Incentive Plan(4)

10.3	Employment Agreement by and among Citizens National Bank, CNB Bancorp, Inc. and Jerry R. Bryant(3)

10.4	Employment Agreement by and among Citizens National Bank, CNB Bancorp, Inc. and Elizabeth T. Beale(5)

10.5	Employment Agreement by and among Citizens National Bank, CNB Bancorp, Inc. and Judy D. Brown(5)

10.6	Employment Agreement by and among Citizens National Bank, CNB Bancorp, Inc. and Oliver D. Creekmore(6)

21.1	Subsidiaries of CNB Bancorp, Inc.(3)

23.1	Consent of Yount, Hyde & Barbour, P.C.

23.2	Consent of Powell Goldstein LLP (contained in Exhibit 5.1)

24.1	Power of Attorney (previously filed)

99.1	Form of Subscription Agreement

(1)	Incorporated herein by reference to the Registration Statement on Form SB-2, as amended, filed November 30, 2001.
(2)	Incorporated herein by reference to the Current Report on Form 8-K, filed November 23, 2005.
(3)	Incorporated herein by reference to the Annual Report on Form 10-KSB for the period ending December 31, 2003, filed on March 29, 2004.
(4)	Incorporated herein by reference to the Quarterly Report on Form 10-QSB for the period ending June 30, 2005, filed October 12, 2005.
(5)	Incorporated herein by reference to the Annual Report on Form 10-KSB for the period ending December 31, 2004, filed on March 25, 2005.
(6)	Incorporated herein by reference to the Quarterly Report on Form 10-QSB/A for the period ending March 31, 2005, filed on December 6, 2005.